      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 21, 1996

                                                       REGISTRATION NO. 333-1744
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------


                                AMENDMENT NO. 3

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                             GARDEN BOTANIKA, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             WASHINGTON                             5999                             91-1464962
  (STATE OR OTHER JURISDICTION OF       (PRIMARY STANDARD INDUSTRIAL      (I.R.S. EMPLOYER IDENTIFICATION
   INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)                   NUMBER)

                             8624 154TH AVENUE N.E.
                           REDMOND, WASHINGTON 98052
                                 (206) 881-9603
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

        MYRON E. KIRKPATRICK, VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                             GARDEN BOTANIKA, INC.
                             8624 154TH AVENUE N.E.
                           REDMOND, WASHINGTON 98052
                                 (206) 881-9603
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                             ---------------------

                                   COPIES TO:

                 MICHAEL J. ERICKSON                                   STEPHEN A. MCKEON
                   LAURA A. BERTIN                                    L. MICHELLE WILSON
          HELLER, EHRMAN, WHITE & MCAULIFFE                              PERKINS COIE
                6100 COLUMBIA CENTER                                   1201 THIRD AVENUE
                  701 FIFTH AVENUE                                        40TH FLOOR
              SEATTLE, WASHINGTON 98104                            SEATTLE, WASHINGTON 98101
                   (206) 447-0900                                       (206) 583-8888

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.
                            ------------------------

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF
THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                             GARDEN BOTANIKA, INC.

                             CROSS-REFERENCE SHEET

                     PURSUANT TO ITEM 501 OF REGULATION S-K

                         FORM S-1                              LOCATION OR HEADING
                 ITEM NUMBER AND CAPTION                          IN PROSPECTUS
    1.  Forepart of the Registration Statement and
        Outside Front Cover Page of Prospectus....  Outside Front Cover
    2.  Inside Front and Outside Back Cover Pages
        of Prospectus.............................  Inside Front and Outside Back Cover Pages
    3.  Summary Information, Risk Factors and
        Ratio of Earnings to Fixed Charges........  Prospectus Summary; Risk Factors
    4.  Use of Proceeds...........................  Prospectus Summary; Use of Proceeds
    5.  Determination of Offering Price...........  Outside Front Cover Page; Risk Factors;
                                                      Underwriting
    6.  Dilution..................................  Risk Factors; Dilution
    7.  Selling Security Holders..................  Principal Shareholders
    8.  Plan of Distribution......................  Outside Front Cover Page; Underwriting
    9.  Description of Securities to Be
        Registered................................  Outside Front Cover Page; Description of
                                                      Capital Stock
   10.  Interests of Named Experts and Counsel....  Not Applicable
   11.  Information With Respect to the
        Registrant................................  Outside Front Cover Page; Prospectus
                                                      Summary; Risk Factors; Capitalization;
                                                      Selected Financial and Operating Data;
                                                      Management's Discussion and Analysis of
                                                      Financial Condition and Results of
                                                      Operations; Business; Management;
                                                      Principal Shareholders; Description of
                                                      Capital Stock; Shares Eligible for
                                                      Future Sale; Consolidated Financial
                                                      Statements
   12.  Disclosure of Commission Position on
        Indemnification for Securities Act
        Liabilities...............................  Not Applicable

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                   SUBJECT TO COMPLETION, DATED MAY 21, 1996

                                2,700,000 SHARES

                                      LOGO

                                      LOGO
                                  COMMON STOCK


     All of the shares of Common Stock offered hereby are being sold by the Company. Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $16.00 and $18.00 per share. See "Underwriting" for a discussion of factors to be considered in determining the initial public offering price.


     Approximately 20% of the shares of Common Stock offered hereby have been reserved for sale to certain customers, existing shareholders, employees and other persons designated by the Company. The price per share of the shares to be sold to these persons is the same as the price to the public. See
"Underwriting."

     The Common Stock has been approved for listing on the Nasdaq National Market(R), upon completion of this offering, under the symbol "GBOT."

      SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
         REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- -----------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------
                                             Price to      Underwriting     Proceeds to
                                              Public        Discount(1)     Company(2)
- -----------------------------------------------------------------------------------------
Per Share................................        $               $               $
Total(3).................................        $               $               $
- -----------------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.
(2) Before deducting expenses estimated at $800,000, payable by the Company.
(3) The Company and the Selling Shareholders have granted the Underwriters a 30-day option to purchase up to 405,000 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the total Price to Public, Underwriting Discount, Proceeds
    to Company and Proceeds to Selling Shareholders will total $          ,
    $          , $          and $          , respectively. See "Principal
    Shareholders" and "Underwriting."

     The shares of Common Stock are offered by the several Underwriters named herein, as and if delivered to and accepted by the Underwriters and subject to their right to reject any order in whole or in part. It is expected that delivery of the certificates representing such shares will be made against
payment therefor at the office of Montgomery Securities on or about           ,
1996.
                            ------------------------
MONTGOMERY SECURITIES                            ALEX. BROWN & SONS
                                                    INCORPORATED

                                            , 1996

INSIDE FRONT COVER: GARDEN BOTANIKA LOGO, FOUR REPRESENTATIVE CATALOG COVERS, OUTSIDE VIEW OF A REPRESENTATIVE STORE.



GATEFOLD: GARDEN BOTANIKA LOGO, OUTSIDE VIEW OF A REPRESENTATIVE STORE, PHOTOGRAPHS OF SAMPLE SKIN CARE, NATURAL COLOR COSMETICS, AROMATICS, HAIR CARE, VANILLA DAWN, SKIN RENEWING SYSTEM AND CUSTOM FRAGRANCE PRODUCT LINES.



INSIDE BACK COVER: GARDEN BOTANIKA LOGO, REPRESENTATIVE CATALOG COVER, FOUR PHOTOGRAPHS OF VARIOUS PRODUCTS.


                                 [PHOTOGRAPHS]

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET(R) OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                                ---------------

     "Garden Botanika," "BotanikaBaby," "Botanikids," "Garden Botanika Natural Color," "Sun & Sport" and the Company's GB-and-design stylized logo are all registered trademarks of the Company. This Prospectus also contains trademarks other than those of the Company.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information, including the Consolidated Financial Statements, and the Notes thereto, appearing elsewhere in this Prospectus. Each prospective investor is urged to read this Prospectus in its entirety. Unless otherwise indicated, the information in this Prospectus: (i) gives effect to the conversion of each outstanding share of the Company's Preferred Stock, par value $.01 per share, into one share of Common Stock upon the closing of this offering (see "Description of Capital Stock"); (ii) gives effect to an approximate 1:7.87 reverse stock split to be voted on by the Company's shareholders on May 20, 1996 and certain other matters to be effected upon the effectiveness or closing of this offering; and (iii) assumes that the Underwriters' over-allotment option is not exercised. The Company's fiscal year ends on the Saturday nearest the end of January and is identified as the preceding calendar year. For example, the fiscal year ended on February 3, 1996 is referred to as "fiscal 1995."

                                  THE COMPANY

     Garden Botanika, Inc. ("Garden Botanika" or the "Company") is a rapidly growing retailer of high-quality, reasonably priced personal care products. The Company's proprietary products encompass such categories as skin care, color cosmetics, fragrances, bath and body care and related accessories and gifts. Garden Botanika develops its branded products and distributes them for sale through its 161 Company-owned and -operated specialty retail stores in 31 states nationwide and the Company's catalog. Since it commenced operations in 1990, the Company's primary goal has been to establish Garden Botanika as among the most recognized and respected brands of personal care products in the markets in which it competes. The Company believes that its strong brand identity is based upon (i) high-quality products with botanically based formulations subject to strict ingredient guidelines; (ii) its value-oriented pricing strategy; and
(iii) a high-quality store experience, which the Company provides through its upscale store design, excellent customer service and the uniform presentation of its products. Garden Botanika has grown from a three-store start-up company in 1990 to a national chain with fiscal 1995 revenues of $55.3 million.

     Garden Botanika's marketing and merchandising efforts primarily target 30- to 45-year-old working women who have traditionally purchased skin care and cosmetic products from mall-based department stores and who utilize quality personal care products both on a daily basis and as an affordable luxury item. The Company believes these women are increasingly seeking better pricing without having to sacrifice high quality and personal service. The Company also believes that its marketing strategy has been successful in attracting a broad cross-section of other consumers beyond its primary target.

     Garden Botanika seeks to become a leading developer, manufacturer and retailer of personal care products. The key elements of Garden Botanika's strategy are to provide (i) high-quality, proprietary products; (ii) attractive pricing; (iii) an extensive product assortment; (iv) continuous new product development; (v) excellent customer service; (vi) an upscale shopping environment; and (vii) expanded recognition of the "Garden Botanika" brand name.

     Consumer acceptance of the Garden Botanika concept has been demonstrated to date by the Company's annual average sales per store, average sales per square foot and store contribution margins, which, for each class of the Company's stores, have improved significantly as each respective class has matured. After opening 45 and 66 stores in fiscal 1994 and 1995, respectively, the Company currently plans to open approximately 100 additional stores in fiscal 1996 and approximately 120 stores in fiscal 1997, which would broaden the Company's operations to include most major U.S. markets. Garden Botanika achieved sales per square foot of $458 in fiscal 1995, at the end of which the average age of its stores was 18 months. The Company's comparable store sales increased 19.5%, 32.9% and 16.7% during fiscal 1993, 1994 and 1995, respectively.

     The Company's principal executive offices are located at 8624 154th Avenue N.E., Redmond, Washington 98052, and its telephone number is (206) 881-9603. Upon completion of this offering, the Company's investor relations telephone number will be (206) 883-GBOT. The Company was incorporated in Washington in October 1989.

                                  THE OFFERING

Common Stock offered by the Company............  2,700,000 shares(1)
Common Stock to be outstanding after the
  offering.....................................  6,662,577 shares(2)
Use of proceeds................................  To finance the opening of additional stores;
                                                 to repay outstanding bank debt; and for
                                                 other capital expenditures related to
                                                 expansion of the Company's operations,
                                                 working capital and general corporate
                                                 purposes. See "Use of Proceeds."
Nasdaq National Market(R) symbol...............  GBOT

- ------------------------------
(1) Approximately 20% of the shares of Common Stock offered hereby have been reserved for sale to certain customers, existing shareholders, employees and other persons designated by the Company. See "Underwriting."
(2) Does not include (i) 392,825 shares of Common Stock reserved for issuance upon exercise of options under the Company's 1992 Combined Incentive and Nonqualified Stock Option Plan (the "Stock Option Plan"), of which 271,665 shares were outstanding on April 18, 1996, (ii) 63,561 shares of Common Stock reserved for issuance upon exercise of options under the Company's 1996 Directors' Nonqualified Stock Option Plan (the "Directors' Plan"), none of which were outstanding on April 18, 1996, (iii) 25,424 shares of Common Stock reserved for issuance upon exercise of outstanding options granted to a key employee outside of the Company's stock option plans and (iv) 23,724 shares of Common Stock reserved for issuance upon exercise of certain warrants. As of April 18, 1996, the weighted average exercise price of the Company's stock options was $10.77 per share. The exercise price of the warrants is $9.83 per share. See "Capitalization" and Notes to Consolidated Financial Statements.

                      SUMMARY FINANCIAL AND OPERATING DATA
          (IN THOUSANDS, EXCEPT PER SHARE AND SELECTED OPERATING DATA)

                                                                         FISCAL YEAR ENDED(1)
                                                        -------------------------------------------------------
                                                        FEB. 1,    JAN. 30,    JAN. 29,    JAN. 28,    FEB. 3,
                                                         1992        1993        1994        1995        1996
                                                        -------    --------    --------    --------    --------
STATEMENT OF OPERATIONS DATA:
Net sales............................................   $ 2,046    $ 6,407     $12,569     $27,510     $55,339
Cost of sales (including buying and occupancy
  costs).............................................     1,609      4,191       7,794      15,521      31,448
                                                        -------    -------     -------     -------     -------
Gross margin.........................................       437      2,216       4,775      11,989      23,891
Operating expenses:
  Stores and catalog(2)..............................       807      2,044       4,093       8,956      18,746
  General and administrative.........................     1,086      1,541       2,759       3,917       6,041
Preopening expenses..................................       178        110         417         733         798
                                                        -------    -------     -------     -------     -------
Operating loss.......................................    (1,634)    (1,479)     (2,494)     (1,617)     (1,694)
Interest income, net.................................       154         27         140         230          30
                                                        -------    -------     -------     -------     -------
Loss before income tax provision.....................    (1,480)    (1,452)     (2,354)     (1,387)     (1,664)
Income tax provision.................................        --         --          --          --          --
                                                        -------    -------     -------     -------     -------
Net loss.............................................   $(1,480)   $(1,452)    $(2,354)    $(1,387)    $(1,664)
                                                        =======    =======     =======     =======     =======
Pro forma net loss per share(3)......................   $ (1.33)   $ (1.03)    $ (0.88)    $ (0.43)    $ (0.44)
                                                        =======    =======     =======     =======     =======
Pro forma common and common equivalent shares........     1,114      1,416       2,676       3,209       3,781
SELECTED OPERATING DATA:
Stores open at period-end............................        13         23          41          86         152
Average square footage of stores opened during
  period.............................................       765        936         951       1,077       1,256
Sales per square foot(4).............................      $384       $498        $484        $535        $458
Average store age (in months)........................         6         12          16          16          18
Comparable store sales increase(5)...................     13.9%      34.4%       19.5%       32.9%       16.7%
Number of catalogs mailed (000s).....................        --         --          --       2,311       5,021


                                                                                    FEBRUARY 3, 1996
                                                                 JAN. 28,     ----------------------------
                                                                   1995       ACTUAL        AS ADJUSTED(6)
                                                                 --------     -------       --------------
BALANCE SHEET DATA:
Working capital................................................  $ 1,415      $ 2,662          $ 39,089
Total assets...................................................  $25,518      $47,137          $ 81,024
Total debt.....................................................  $    --      $ 2,540          $     --
Shareholders' equity...........................................  $18,183      $33,116          $ 75,003


- ------------------------------
(1) The fiscal years ended February 1, 1992 and February 3, 1996 were 53-week years.
(2) The Company commenced its catalog operations in the third quarter of fiscal 1994.
(3) Based on the number of common and preferred shares outstanding after giving effect to the conversion of all Preferred Stock into Common Stock. See Notes to Consolidated Financial Statements.
(4) For stores open at beginning of period indicated.
(5) Stores enter the comparable store base in their 13th full month of operation. The numbers of comparable stores used to compute such percentages were 3, 13, 23, 41 and 85 as of the end of each of fiscal 1991 through 1995, respectively.
(6) As adjusted to reflect the sale of the 2,700,000 shares of Common Stock offered hereby and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, the following risk factors should be carefully considered in evaluating the Company and its business before purchasing any of the shares offered hereby.

HISTORICAL NET LOSSES

     During the last three fiscal years, the Company incurred net losses of $2.4 million, $1.4 million and $1.7 million. As of the end of fiscal 1995, the Company had an accumulated deficit of $9.1 million. The Company may report a net loss in fiscal 1996, and there can be no assurance that the Company will generate profits in future periods. The Company's future operating results will depend upon a number of factors, particularly the performance of its existing and new stores as each class matures; the ability of the Company to manage its planned rapid store expansion and to successfully identify and respond to emerging trends in the personal care products industry; the level of competition; and general economic conditions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

AGGRESSIVE GROWTH STRATEGY

     The Company opened its first store in August 1990 and currently operates 161 stores. The Company intends to continue to pursue an aggressive growth strategy for the foreseeable future, and its future operating results will depend, in large part, on its ability to open new stores on a timely basis and enter markets and distribution channels in which it has no previous experience. The Company, which has never opened more than 66 stores in any one fiscal year, currently plans to open approximately 100 additional stores in fiscal 1996 and approximately 120 stores in fiscal 1997, resulting in a significant increase in the number of stores operated. The Company's net investment to open a new store averaged approximately $267,000 for the 66 stores opened in fiscal 1995. The Company expects that the average cost to open a new store during fiscal 1996 will decline materially due to cost reductions associated with bringing certain lease acquisition and store design functions in-house and to an expected general increase in the level of lessor construction allowances. See "Business -- Growth and Profitability Strategy." There can be no assurance, however, that such cost reductions will occur. Because the Company will be expanding into geographic markets in which it has no previous operating experience, it may face competitive challenges that are different from those encountered to date. The Company's expansion plans include, in addition to mall locations in which it has substantial historical experience, the possibility of larger mall-based stores with different product assortments and street-front shops in residential neighborhoods as well as other less-traditional retail locations, that will involve different risks than the Company's current mall-based activities. There can be no assurance that the Company will successfully be able to open the planned number of new stores, enter new geographic markets or open in non-mall locations.

     The Company's future operating results will also depend on its ability to operate its new and existing stores in a profitable manner. The profitability of the Company's stores is dependent on a number of factors, including the Company's ability to (i) secure suitable store sites on a timely basis and on satisfactory terms; (ii) integrate its new stores into its existing operations;
(iii) manage operating expenses; (iv) manage its growth effectively; and (v) secure adequate capital resources on acceptable terms. The Company's future operating results will also depend on many other factors that are beyond the Company's control, including the level of mall traffic and general economic conditions affecting consumer confidence and spending. The Company expects to open new stores in certain markets in which it is already operating, which could adversely affect sales at existing stores. There can be no assurance that the Company's stores will achieve targeted sales and profitability levels in the future. See "Business -- Store Operations."

     Of the Company's 161 stores, 75 stores, or 47%, have been open less than one year and 120 stores, or 75%, have been open less than two years. Consequently, the results achieved by these stores to date may not be indicative of future results for these stores or for other new stores. Although the sales and profitability of each existing class of the Company's stores have improved as the class has matured, there can be no assurance that future store classes will experience similar results.

     In fiscal 1996, the Company plans to introduce a greater number of new products on a more frequent basis than it has in the past. The costs associated with new product introductions, including costs associated with advertising and marketing expenses, are expected to increase significantly. For example, the Company's advertising and marketing expenses for product launch signage and direct-mail new product announcements are expected to be approximately $700,000 in fiscal 1996, compared to similar expenses of approximately $30,000 incurred in fiscal 1995. There can be no assurance that the sales of new products will justify the costs associated with their development and marketing. See "Business -- Growth and Profitability Strategy" and "-- New Product Development."

ABILITY TO MANAGE GROWTH

     In order for the Company to expand successfully, management will be required to anticipate the changing demands of the Company's growing operations and to adapt systems and procedures accordingly. There can be no assurance that the Company will anticipate all of the changing demands that its expanding operations will impose on such systems. The Company has recently hired several key officers and employees to supplement its management team. To support the rapid growth in the number of its stores, the Company will be required to hire and train a greater number of store managers and sales associates than it has in the past, and there can be no assurance that the training and supervision of a large number of new employees will not adversely affect the performance of the Company's stores or the high standards that the Company seeks to maintain in such stores. See "Business -- Store Operations -- Management and Employees" and "-- Store Operations -- Training and Compensation." To enhance its new product development efforts, the Company acquired its first direct manufacturing capability in October 1995. The Company's future success will depend, in part, on its ability to integrate new individuals and capabilities, as well as others, into its operations as it expands in the future, and there can be no assurance that the Company will be able to achieve such integration. Because the Company's existing distribution and fabrication facilities are of inadequate size to support operations through the fiscal 1996 holiday season, the Company recently signed a 14-month lease, effective April 1, 1996, for a new and larger distribution and fabrication facility located in Ontario, California, and is currently in the process of relocating its existing distribution facilities into this single larger facility. Following the expiration of the lease term for this facility in the summer of 1997, the Company intends to establish a build-to-suit distribution facility which could be expanded in the future to meet the Company's needs as they grow. The relocation and expansion of its distribution facilities in 1996 and again in 1997 could cause delays or interruptions in the normal supply of inventory. The Company will also need to continually evaluate the adequacy of its management information systems, including its inventory control and distribution systems. Failure to upgrade its information systems or unexpected difficulties encountered with these systems during expansion could adversely affect the Company's business, financial condition and operating results. See "Risk Factors -- Reliance on Single Management Information Systems Vendor" and "Business -- Distribution."

     The Company's growth also places significant pressures on its inventory controls. In fiscal 1995, the Company experienced inventory shrinkage higher than its historical rate. Through use of an independent inventory service, the Company expects to conduct partial physical inventories on a quarterly basis in fiscal 1996 and to upgrade its inventory control systems. In addition, subject to adjustment for results of future physical inventories, the Company will reserve for inventory shrinkage in fiscal 1996 at the actual rate experienced in fiscal 1995. There can be no assurance, however, that the Company's inventory shrinkage rate will not increase as the Company continues to grow and introduce new products.

     The Company believes that cash generated from this offering, from anticipated bank borrowings under its working capital credit facility and from operations will be sufficient to satisfy its currently anticipated working capital and capital expenditure requirements until mid-fiscal 1997. However, in connection with its aggressive growth strategy, the Company will incur significant inventory and capital expenditures and preopening costs. The Company may be required to seek additional sources of funds for such expansion, and there can be no assurance that such funds will be available on satisfactory terms. Failure to obtain such financing could delay or prevent the Company's planned expansion, which could adversely affect the Company's business, financial condition and operating results.

SEASONALITY AND QUARTERLY FLUCTUATIONS

     The Company has experienced, and expects to continue to experience, substantial seasonal fluctuations in its sales and operating results, which is typical of many mall-based specialty retailers. Historically, a disproportionate amount of the Company's retail sales, ranging from approximately 45% to 50% of annual net sales, and all of its profits have been realized during its fourth fiscal quarter. The Company expects this pattern to continue during the current fiscal year and anticipates that in subsequent years the fourth quarter will continue to contribute disproportionately to its operating results, particularly during November and December. In anticipation of increased sales activity during the fourth quarter, the Company incurs significant additional expenses, including the hiring of a substantial number of temporary employees to supplement its permanent store staff. If, for any reason, the Company's sales were to fall below its expectations during November and December, the Company's business, financial condition and annual operating results would be adversely affected. The Company's quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including, among other things, the timing of new store openings, net sales contributed by new stores, increases or decreases in comparable store sales, adverse weather conditions, shifts in the timing of holidays and changes in the Company's product mix. Primarily as a result of the increasing number of recently opened stores and new product initiatives, the Company anticipates a larger net loss in each of its first three quarters of fiscal 1996 as compared to the prior fiscal year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Seasonality and Quarterly Fluctuations."

FLUCTUATIONS IN COMPARABLE STORE SALES RESULTS

     A variety of factors affect the Company's comparable store sales results, including, among others, general economic conditions, the retail sales environment, timing of promotional events, including the mailing of the Company's catalogs, new product introductions and the Company's ability to execute its business strategy efficiently. The Company's comparable store sales increases were 19.5%, 32.9% and 16.7% for fiscal 1993, 1994 and 1995, respectively. The Company expects comparable store sales to increase at a significantly lower rate than in the past. The Company's comparable store sales results have also fluctuated significantly in the past and are expected to continue to fluctuate in the future. For example, the comparable store sales increases in February and March 1996 were 1.8% and 12.7%, respectively, compared to 6.6% and 13.4% in the third and fourth quarters of fiscal 1995, respectively. There can be no assurance that comparable store sales for any particular period will not decrease in the future. Following this offering, the Company's comparable store sales results could cause the price of the Common Stock to fluctuate substantially. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

GENERAL ECONOMIC CONDITIONS

     The success of the Company's operations depends to a significant extent upon a number of factors relating to discretionary consumer spending. These factors include economic conditions such as employment, business conditions, interest rates and taxation, as well as the ability of mall anchors and other tenants to generate customer traffic in the vicinity of the Company's stores. The Company's business is also sensitive to consumer spending patterns and customer preferences. There can be no assurance that consumer spending and customer traffic will not be adversely affected by general social trends and economic conditions, thereby impacting the Company's growth, net sales and profitability. For example, the Company's sales, and sales in the retail industry generally, were lower than expected during the 1995 holiday season. If the demand for personal care products and related merchandise were to decline, the Company's business, financial condition and operating results could also be adversely affected.

COMPETITION

     The personal care, makeup and fragrance businesses are highly competitive. The Company's products compete directly against personal care, makeup, fragrance and other functionally similar products sold through a variety of retail channels, including department stores, mass merchants, drugstores, supermarkets, telemarketing programs, television "infomercials" and catalogs. The Company competes against a number of companies that have substantially greater resources than the Company, including better name recognition, and that sell their products through broader distribution channels than the Company. Some department stores, which have historically offered personal care products at higher price points than the Company, have recently introduced less expensive product lines that may compete more directly with the Company's products. The Company also competes directly against mall-based specialty retailers of personal care products, including national and international chains. In general, there are no provisions in the Company's leases that limit or restrict competing businesses from operating in the malls in which the Company's stores are located. The number of local and regional specialty retail outlets selling personal care products has increased significantly in recent years, and the lack of significant barriers to entry may result in new competition, including possible imitators of the Garden Botanika concept. Such competition could have a material adverse effect on the Company's business, financial condition and operating results. In addition, should any of the Company's competitors reduce prices, the Company may be required to implement price reductions in order to remain competitive, which could have an adverse impact on its business, financial condition and operating results. The Company believes that success in the personal care industry depends, in part, on the regular introduction of new and attractive products. There can be no assurance, however, that the Company will continue to be able to develop such products or that, if and when introduced, such products will be accepted by its customers. The Company also competes generally for store sites, and there can be no assurance that it will be able to continue to secure suitable sites on satisfactory terms. See "Business -- Competition."

CATALOG EXPENSES

     In the third quarter of fiscal 1994, the Company introduced its mail order catalog for Garden Botanika products. One purpose of this catalog is to increase sales at the Company's stores by advertising its products and introducing new customers to those products in geographic areas that are not yet served by the Company's stores. Initiation of the catalog resulted in additional costs to the Company and, to date, those additional costs have exceeded the additional sales directly attributable to the catalog. In fiscal 1995, the direct operating expenses of the catalog were $3.7 million. There can be no assurance that mail order sales directly attributable to the catalog will exceed its direct operating expenses. The Company seeks to expand the size of its catalog mailing list and is in the process of acquiring new names from a variety of sources. There can be no assurance, however, that the Company will be able to obtain new names in sufficient quantity or that the use of such names will successfully produce mail order sales. Postal rates, delivery charges and paper and printing costs directly affect the cost of the Company's catalog, and a significant increase in any of these expenses could adversely affect the Company's overall business, financial condition and operating results.

DEPENDENCE ON KEY PERSONNEL

     The Company is dependent upon the efforts of its key officers and employees, including Michael W. Luce, President, Chief Executive Officer and a director; Arlee J. Jensen, Senior Vice President -- Merchandising and Marketing;
C. Michael Fisher, Senior Vice President -- Operations; and John A. Garruto, Vice President -- Research and Product Development. Although the Company has employment agreements with certain key officers, the loss of any of these individuals could adversely affect the Company's business, financial condition and operating results. The Company has obtained insurance on the lives of Mr. Luce and Ms. Jensen in the amounts of $1.5 million and $1.0 million, respectively. There can be no assurance that the Company's existing management team will be able to manage the Company's growth or that the Company will be able to motivate, attract and retain key employees and qualified personnel in the future. See "Management."

RELIANCE ON SINGLE MANAGEMENT INFORMATION SYSTEMS VENDOR

     The Company currently relies on a single outside vendor for the software and day-to-day support that form the basis of the Company's management information, distribution and financial systems. The Company believes that this outside vendor has sufficient experience and commitment to its product lines to be relied upon for continued support in developing, testing and implementing systems and controls that are adequate to support the Company's store expansion plans and its distribution and financial systems. The Company and its information systems vendor are contemplating upgrades of Garden Botanika's systems in areas relating to manufacturing, inventory control and distribution in the current fiscal year. The introduction of new capabilities can be expected to require additional management time and/or result in delays or complications before the upgrades are completed. In addition, the Company may have little control, apart from changing vendors, over the level of systems maintenance and support it receives. In the event it were to change information systems vendors, the Company could experience unforeseen delays or interruptions in its access to information. Such problems, were they to occur, could adversely affect the Company's business, financial condition and operating results. See "Business -- Management Information Systems."

CONCENTRATION OF SUPPLIERS AND FOREIGN SOURCING

     In fiscal 1995, approximately 55% of the Company's purchases of raw materials, finished product, packaging and other supplies were obtained from the Company's nine largest suppliers, with the Company's largest supplier accounting for approximately 12% of such purchases. With the exception of certain packaging orders, the Company has no long-term purchase contracts or other contractual assurance of continued supply, pricing or access to new products. The inability or failure of one or more key vendors to supply merchandise, the loss of one or more principal vendors or a material change in the Company's purchase terms could have a material adverse effect on the Company's business, financial condition and operating results. There can be no assurance that the Company will be able to acquire desired materials in sufficient quantities on acceptable terms in the future.

     In fiscal 1995, a significant portion of the Company's merchandise purchases originated from independent foreign manufacturers, located primarily in the Far East and Canada, and some of its domestic vendors imported a substantial portion of their merchandise from abroad. The Company's operations may be adversely affected by political instability resulting in disruption of trade from the foreign countries in which the Company's contractors and suppliers are located; existing or potential duties, tariffs or quotas that may limit the quantity of certain types of goods that may be imported into the United States; and any significant fluctuation in the value of the dollar against foreign currencies. See "Business -- Suppliers and Purchasing."

REGULATION AND POTENTIAL CLAIMS

     The Company's advertising and product labeling practices are subject to regulation by the Federal Trade Commission (the "FTC"), and its cosmetic manufacturing practices are subject to regulation by the Food and Drug Administration (the "FDA"), as well as various other federal, state and local regulatory authorities. Compliance with federal, state and local laws and regulations, including laws and regulations pertaining to the protection of the environment, has not had, and is not anticipated to have, a material adverse effect on the competitive position of the Company. Nonetheless, federal, state and local regulations in the United States that are designed to protect consumers or the environment have had, and can be expected to have, an increasing influence on product claims, manufacturing, contents and packaging. In addition, if the Company were to expand its manufacturing capabilities to include over-the-counter drug ingredients, it would become subject to FDA registration and a higher degree of inspection and greater burden of regulatory compliance than at present. The nature and use of personal care products could give rise to product liability claims if one or more of Garden Botanika's customers were to suffer adverse reactions following use of its products. Such reactions could be caused by various factors, many of which are beyond the Company's control, including hypoallergenic sensitivity and the possibility of malicious tampering with the Company's products. In the event of such an occurrence, the Company could incur substantial litigation expense, receive adverse publicity and suffer a loss of sales. See "Business -- Governmental Regulation."

CONTROL BY DIRECTORS AND EXECUTIVE OFFICERS

     The Company's directors, executive officers and their affiliates will, in the aggregate, beneficially own approximately 20% of the Company's outstanding shares of Common Stock after this offering, assuming no exercise of the Underwriters' over-allotment option (approximately 18% if the Underwriters' over-allotment option is exercised in full). As a result, these shareholders, acting together, would be able to significantly influence many matters requiring approval by the shareholders of the Company, including the election of directors. See "Principal Shareholders."

SHARES ELIGIBLE FOR FUTURE SALE

     The sale of a substantial number of shares of Common Stock in the public market following this offering could adversely affect the market price of the Common Stock. In addition to the 2,700,000 shares offered hereby, approximately 21,700 shares will be eligible for sale in the public market immediately following this offering in accordance with Rule 144(k) and approximately 18,100 shares will be eligible for sale in accordance with Rules 144 and 701. In addition, approximately 92,900 and 2,953,100 shares will be eligible for sale beginning 120 and 180 days, respectively, after the date of this Prospectus upon the expiration of lock-up agreements and subject to the provisions of Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"). The Company intends to file a registration statement on Form S-8 30 days after the date of this Prospectus to register the shares of Common Stock reserved for issuance upon the exercise of outstanding stock options. As of May 1, 1996, options to purchase approximately 13,700 shares not subject to lock-up agreements will be vested and would be eligible for sale pursuant to such registration statement. In addition, certain existing shareholders possess registration rights with respect to shares of Common Stock. See "Shares Eligible for Future Sale" and "Description of Capital Stock -- Registration Rights."

DILUTION


     The assumed initial public offering price is substantially higher than the book value per share of Common Stock. Purchasers of shares of Common Stock in this offering will therefore incur immediate dilution of $5.80 per share. See "Dilution."


LACK OF PRIOR PUBLIC MARKET AND VOLATILITY OF STOCK PRICE

     Prior to this offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or be sustained. The initial public offering price for the shares of Common Stock to be sold in this offering will be determined by agreement among the Company and the representatives of the Underwriters and may bear no relationship to the price at which the Common Stock will trade after completion of this offering. The market price of the Common Stock could be subject to significant fluctuations in response to the Company's operating results and other factors. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. These fluctuations, as well as general economic and market conditions, may adversely affect the market price of the Common Stock. See "Underwriting."

ANTITAKEOVER CONSIDERATIONS

     The Company's Board of Directors has the authority, without shareholder approval, to issue up to 10,000,000 shares of Preferred Stock and to fix the rights and preferences thereof. This authority, together with certain provisions of the Company's Amended and Restated Articles of Incorporation (the "Restated Articles"), may have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of the Company even if shareholders purchasing shares in this offering may consider such a change in control to be in their best interests. In addition, Washington law contains certain provisions that may have the effect of delaying, deterring or preventing a hostile takeover of the Company. See "Description of Capital Stock."

                                USE OF PROCEEDS


     The net proceeds from the sale of the 2,700,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $41.9 million (approximately $48.3 million if the Underwriters' over-allotment option is exercised in full), after deducting underwriting discounts and the estimated expenses of this offering and based on an assumed initial public offering price of $17.00 per share. The Company anticipates that such net proceeds will be used as follows: (i) approximately $24.0 million to finance the opening of approximately 100 additional stores (including leasehold improvements, furniture, fixtures, initial inventory purchases and preopening expenses); (ii) approximately $8.5 million to repay bank debt anticipated to be outstanding at the close of this offering; and (iii) the balance for other capital expenditures related to expansion of the Company's operations, working capital and general corporate purposes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" for information regarding interest rates and maturities of indebtedness. Pending such uses, the net proceeds will be invested in short-term, interest-bearing investment grade securities. In the event the Underwriters' over-allotment option is exercised, the Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholders.


                                DIVIDEND POLICY

     The Company has never declared or paid cash dividends on its Common Stock and anticipates that all earnings, if any, for the foreseeable future will be retained to finance the growth and development of its business. The payment of any future dividends will be at the discretion of the Company's Board of Directors and will depend on, among other things, future earnings, capital requirements, the Company's financial condition and general business conditions. In addition, under the terms of the Company's current bank line, the Company is prohibited from paying dividends without the lender's prior written consent and is required to maintain minimum tangible net worth of $27.0 million through June 29, 1996 and $32.0 million thereafter, a maximum ratio of indebtedness to capital of 0.7:1 and working capital of at least $4.0 million. U.S. Bank has waived violations of the working capital covenant and the borrowing base limitation of the working capital facility which occurred prior to March 22, 1996, and has adjusted the borrowing base limitation of the working capital facility in a manner expected to permit the Company to access the full $9,000,000 credit line through May 31, 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                    DILUTION


     As of February 3, 1996, the Company's net tangible book value was $32.7 million, or $8.26 per share of Common Stock. Net tangible book value represents the difference between the Company's net tangible assets and liabilities on a consolidated basis, divided by the total number of shares of Common Stock outstanding, assuming conversion of all outstanding Preferred Stock into Common Stock on a one-for-one basis. Without taking into account any further changes in net tangible book value after February 3, 1996, other than the sale of Common Stock offered hereby (assuming an initial public offering price of $17.00 per share), the pro forma net tangible book value of the Common Stock as of February 3, 1996 would have been approximately $74.6 million, or $11.20 per share. This represents an immediate increase in net tangible book value of $2.94 per share to existing investors and an immediate dilution of $5.80 per share to purchasers of Common Stock in this offering. The following table illustrates this per share dilution:



    Assumed initial public offering per share price.....................            $17.00
      Pro forma net tangible book value per share as of February 3,
         1996...........................................................  $8.26
      Increase per share attributable to new investors..................   2.94
                                                                          -----
    Pro forma net tangible book value per share after this offering.....             11.20
                                                                                    -------
                                                                                         -
    Dilution per share to new investors.................................            $ 5.80
                                                                                    ========



     The following table sets forth, as of February 3, 1996, after giving effect to the sale of the shares of Common Stock offered by the Company hereby and the conversion of the Preferred Stock into Common Stock, the difference between the existing shareholders and the purchasers of shares in this offering (at an assumed initial public offering price of $17.00 per share) with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share paid.



                                              SHARES PURCHASED        TOTAL CONSIDERATION       AVERAGE
                                             -------------------     ---------------------     PRICE PER
                                              NUMBER     PERCENT       AMOUNT      PERCENT       SHARE
                                             ---------   -------     -----------   -------     ---------
Existing shareholders(1)...................  3,962,577     59.5%     $42,240,712     47.9%      $ 10.66
New investors..............................  2,700,000     40.5       45,900,000     52.1         17.00
                                             ----------   -----       ----------    -----
          Total............................  6,662,577    100.0%     $88,140,712    100.0%
                                             ==========   =====       ==========    =====


- ------------------------------

(1) If the Underwriters' over-allotment option is exercised in full, sales by the Selling Shareholders in this offering will reduce the number of shares held by existing shareholders to 3,954,976, or 56.0% of the total number of shares of Common Stock to be outstanding after this offering, and will increase the number of shares to be purchased by new investors to 3,105,000, or 44.0% of the total number of shares of Common Stock to be outstanding after this offering. See "Principal Shareholders."


     Does not include (i) 392,825 shares of Common Stock reserved for issuance upon exercise of options under the Stock Option Plan, of which 271,665 shares were outstanding on April 18, 1996, (ii) 63,561 shares of Common Stock reserved for issuance upon exercise of options under the Directors' Plan, none of which were outstanding on April 18, 1996, (iii) 25,424 shares of Common Stock reserved for issuance upon exercise of outstanding options granted to a key employee outside of the Company's stock option plans and (iv) 23,724 shares of Common Stock reserved for issuance upon exercise of certain warrants. To the extent such options and warrants are exercised, there will be further dilution to new investors in the offering. See "Capitalization" and Notes to Consolidated Financial Statements.

                                 CAPITALIZATION


     The following table sets forth (i) the actual capitalization of the Company as of February 3, 1996; (ii) the pro forma capitalization after giving effect to the conversion of all outstanding shares of the Company's Preferred Stock into 3,694,031 shares of Common Stock upon the completion of this offering; and (iii) the adjusted capitalization reflecting the sale of the 2,700,000 shares of Common Stock offered by the Company hereby at an assumed initial offering price of $17.00 per share (after deducting underwriting discounts and estimated offering expenses) and application of the estimated net proceeds therefrom.



                                                                  FEBRUARY 3, 1996
                                                   ----------------------------------------------
                                                      ACTUAL        PRO FORMA(1)     AS ADJUSTED
                                                   ------------     ------------     ------------
Note payable to bank.............................  $  2,540,000     $  2,540,000     $         --
                                                   ============     ============     ============
Shareholders' equity:
  Series A Convertible Preferred Stock, 1,282,959
     shares authorized, issued and outstanding...  $ 10,092,374     $         --     $         --
  Series B Convertible Preferred Stock, 1,627,200
     shares authorized, issued and outstanding...    15,502,497               --               --
  Series C Convertible Preferred Stock, 508,464
     shares authorized, issued and outstanding...     9,959,508               --               --
  Series D Convertible Preferred Stock, 275,408
     shares authorized, issued and outstanding...     6,472,062               --               --
  Preferred Stock, $0.01 par value, 10,000,000
     shares authorized, none issued(2)...........            --               --               --
  Common Stock, $0.01 par value, 36,092,374
     shares authorized, 268,546 shares issued and
     outstanding; 3,962,577 shares issued and
     outstanding, pro forma; 6,662,577 shares
     issued and outstanding, as adjusted(3)......       214,271       42,240,712       84,127,712
  Accumulated deficit............................    (9,124,633)      (9,124,633)      (9,124,633)
                                                   ------------     ------------     ------------
       Total shareholders' equity................  $ 33,116,079     $ 33,116,079     $ 75,003,079
                                                   ============     ============     ============


- ------------------------------
(1) Gives effect to the conversion of all outstanding shares of Preferred Stock into Common Stock on a one-for-one basis upon the completion of this offering.
(2) Reflects the filing of the Restated Articles.
(3) Does not include (i) 392,825 shares of Common Stock reserved for issuance upon exercise of options under the Stock Option Plan, of which 271,665 shares were outstanding on April 18, 1996, (ii) 63,561 shares of Common Stock reserved for issuance upon exercise of options under the Directors' Plan, none of which were outstanding on April 18, 1996, (iii) 25,424 shares of Common Stock reserved for issuance upon exercise of outstanding options granted to a key employee outside of the Company's stock option plans and
    (iv) 23,724 shares of Common Stock reserved for issuance upon exercise of certain warrants. See Notes to Consolidated Financial Statements.

                     SELECTED FINANCIAL AND OPERATING DATA
          (IN THOUSANDS, EXCEPT PER SHARE AND SELECTED OPERATING DATA)

     The following selected financial and operating data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and Notes thereto and other financial information included elsewhere in this Prospectus. The statement of operations data presented below for each of the fiscal years in the three-year period ended February 3, 1996 and the balance sheet data at January 28, 1995 and February 3, 1996 have been derived from the consolidated financial statements of the Company audited by Arthur Andersen LLP, independent public accountants, included elsewhere in this Prospectus. The statements of operations data for fiscal 1991 and fiscal 1992 and the balance sheet data as of February 1, 1992, January 30, 1993 and January 29, 1994, are derived from consolidated financial statements audited by Arthur Andersen LLP that are not included herein.

                                                                        FISCAL YEAR ENDED(1)
                                                     -----------------------------------------------------------
                                                     FEB. 1,      JAN. 30,     JAN. 29,     JAN. 28,     FEB. 3,
                                                       1992         1993         1994         1995        1996
                                                     --------     --------     --------     --------     -------
STATEMENT OF OPERATIONS DATA:
Net sales........................................    $  2,046     $  6,407     $ 12,569     $ 27,510     $55,339
Cost of sales (including buying and occupancy
  costs).........................................       1,609        4,191        7,794       15,521      31,448
                                                       ------      -------      -------      -------     -------
Gross margin.....................................         437        2,216        4,775       11,989      23,891
Operating expenses:
  Stores and catalog(2)..........................         807        2,044        4,093        8,956      18,746
  General and administrative.....................       1,086        1,541        2,759        3,917       6,041
Preopening expenses..............................         178          110          417          733         798
                                                       ------      -------      -------      -------     -------
Operating loss...................................      (1,634)      (1,479)      (2,494)      (1,617)     (1,694)
Interest income, net.............................         154           27          140          230          30
                                                       ------      -------      -------      -------     -------
Loss before income tax provision.................      (1,480)      (1,452)      (2,354)      (1,387)     (1,664)
Income tax provision.............................          --           --           --           --          --
                                                       ------      -------      -------      -------     -------
Net loss.........................................    $ (1,480)    $ (1,452)    $ (2,354)    $ (1,387)    $(1,664)
                                                       ======      =======      =======      =======     =======
Pro forma net loss per share(3)..................    $  (1.33)    $  (1.03)    $  (0.88)    $  (0.43)    $ (0.44)
                                                       ======      =======      =======      =======     =======
Pro forma common and common equivalent shares....       1,114        1,416        2,676        3,209       3,781
SELECTED OPERATING DATA:
Stores open at period-end........................          13           23           41           86         152
Average square footage of stores opened during
  period.........................................         765          936          951        1,077       1,256
Sales per square foot(4).........................        $384         $498         $484         $535        $458
Average store age (in months)....................           6           12           16           16          18
Comparable store sales increase(5)...............       13.9%        34.4%        19.5%        32.9%       16.7%
Number of catalogs mailed (000s).................          --           --           --        2,311       5,021
BALANCE SHEET DATA (AT PERIOD-END):
Working capital..................................    $  2,443     $  2,193     $ 12,522     $  1,415     $ 2,662
Total assets.....................................    $  6,069     $  7,293     $ 21,910     $ 25,518     $47,137
Total debt.......................................    $     --     $     --     $     --     $     --     $ 2,540
Shareholders' equity.............................    $  5,253     $  6,393     $ 19,542     $ 18,183     $33,116

- ---------------
(1) The fiscal years ended February 1, 1992 and February 3, 1996 were 53-week years.
(2) The Company commenced its catalog operations in the third quarter of fiscal 1994.
(3) Based on the number of common and preferred shares outstanding after giving effect to the conversion of all Preferred Stock into Common Stock. See Notes to Consolidated Financial Statements.
(4) For stores open at beginning of period indicated.
(5) Stores enter the comparable store base in their 13th full month of operation. The numbers of comparable stores used to compute such percentages were 3, 13, 23, 41 and 85 as of the end of each of fiscal 1991 through 1995, respectively.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of Garden Botanika's financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and Notes thereto included herein. The term "store months of operations" refers to the aggregate number of full months during which stores were open during a particular fiscal year and is used to compare the financial results of various fiscal periods. The term "contribution margin" refers to store level operating income, exclusive of buying costs.

GENERAL

     Garden Botanika opened its first store in August 1990. In the succeeding years, the Company has achieved a national presence and now markets its proprietary branded personal care products through 161 Company-owned and
- -operated stores in 31 states and the Company's catalog.

     During fiscal 1995, the Company opened 66 new stores, 41 of which were opened in new markets in which it had no prior store experience. The Company currently plans to open approximately 100 additional stores in fiscal 1996 and approximately 120 stores in fiscal 1997. It is expected that approximately 60% of the fiscal 1996 openings will be in new markets. To date, the Company has relocated three stores and has not closed any stores.

     The Company accelerated its store expansion program following the introduction of a larger prototype store design in July 1994. Management believes that the Company's store-level financial results demonstrate the consumer acceptance of both the Garden Botanika concept and the current store design. To date, the Company's stores have averaged $374 of sales per square foot and a contribution margin of 10.4% in their first full fiscal year of operation. Most importantly, the productivity of each class of the Company's stores has improved significantly each year as the class has matured.

     Historically, the Company has experienced strong comparable store sales growth, reporting 19.5%, 32.9% and 16.7% increases in fiscal 1993, 1994 and 1995, respectively. The Company believes this performance was due primarily to the maturation of its store base and, since September 1994, the introduction of its catalog. While the Company anticipates generating lower comparable store sales gains in the future as a result of a more mature store base and strong performance in prior fiscal years, Garden Botanika is embarking on new initiatives to generate increased store traffic and higher sales. A key element of these initiatives is an aggressive new product development program. Garden Botanika plans to introduce several new product lines as well as a number of new products within existing lines in fiscal 1996, including introduction of its lip crayon and the April launch of its new signature fragrance. In contrast, the Company did not introduce any new product lines in fiscal 1995. In support of the new product introductions, the Company plans to increase its advertising expenditures as a percentage of net sales. The Company has also increased the size of its prototype store from approximately 1,000 square feet to 1,200 square feet to accommodate the larger assortment and improve the display of its products. As a result of the larger store size, as well as the addition in fiscal 1996 of approximately 100 new stores that initially have lower sales productivity, occupancy costs are expected to increase as a percentage of net sales and sales per square foot are expected to decline. While the Company believes the implementation of these initiatives will broaden consumer appeal, increase sales and improve margins, there can be no assurance that comparable store sales increases will be achieved in the future or that the additional expenses associated with these initiatives will be offset by higher sales. See "Risk Factors -- Fluctuations in Comparable Store Sales Results."

     The Company also intends to continue to invest in building its catalog mailing list. The Company believes the image and strength of the Garden Botanika catalog has been a significant factor in the growth of its store-level sales and will continue to use the catalog to increase awareness of the Garden Botanika name and to generate both catalog and store sales.

     The Company believes its historical losses have been the result of an aggressive store opening schedule and an immature store base, the development of a substantial corporate infrastructure to support its rapid growth and the recent establishment of its catalog operations. While the Company expects that sales will continue to increase as a result of the further maturation of its store base, an active new product development program and increased catalog mailings, future increases in net sales and achievement of profitability will depend, in large part, on the opening and successful performance of new stores. The Company plans to continue its aggressive growth strategy, increasing its store base approximately 66% and 48% in each of the next two fiscal years. Because of the seasonality of its business, the Company has historically experienced net losses in the first three quarters of each fiscal year. Primarily as a result of the increasing number of recently opened stores and new product initiatives, the Company anticipates a higher net loss in each of its first three quarters of fiscal 1996 as compared to the prior year. There can be no assurance that the Company will be able to achieve its planned expansion on a timely or profitable basis or achieve a net profit in fiscal 1996. See "Risk Factors -- Aggressive Growth Strategy."

HISTORICAL STORE OPERATING RESULTS

     Eighty-six of the Company's 161 stores have been open at least one full fiscal year; 41 have been open at least two full fiscal years; 23 have been open at least three full fiscal years; and 13 have been open at least four full fiscal years. Historically, these 86 stores have performed as follows in successive full fiscal years of operation:

                              SALES PER                      COMPARABLE
FULL FISCAL     NUMBER OF     STORE WEEK      SALES PER      STORE SALES     CONTRIBUTION
  YEAR(1)        STORES         (000S)       SQUARE FOOT      GROWTH(2)         MARGIN
- -----------     ---------     ----------     -----------     -----------     ------------
First               86(3)       $  7.1          $ 374            22.8%           10.4%
Second              41          $  8.6          $ 499            20.4%           18.7%
Third               23          $ 10.1          $ 618            20.0%           24.9%
Fourth              13          $ 12.9          $ 835            22.4%           28.5%

- ------------------------------
(1) Data presented represents full fiscal year. Partial opening years are excluded.
(2) Stores enter the comparable store base in their 13th full month of operation.
(3) Due to the timing of store openings, there were 85 stores in the comparable store base at February 3, 1996.

     As of February 3, 1996, the average age of the Company's stores was 18 months. The Company does not expect that the level of performance demonstrated in the table above will continue to be realized, or that future store classes will produce comparable results. See "Risk Factors -- Aggressive Growth Strategy."

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the Company's results of operations for the fiscal years ended January 29, 1994, January 28, 1995 and February 3, 1996, expressed as percentages of net sales. Percentage amounts may not total 100% due to rounding.

                                                                    FISCAL YEAR ENDED(1)
                                                            -------------------------------------
                                                            JAN. 29,       JAN. 28,       FEB. 3,
                                                              1994           1995          1996
                                                            --------       --------       -------
Net sales (000s)..........................................  $ 12,569       $ 27,510       $55,339
                                                             =======        =======       =======
Net sales.................................................     100.0%         100.0%        100.0%
Cost of sales (including buying and occupancy costs)......      62.0           56.4          56.8
                                                             -------        -------       -------
Gross margin..............................................      38.0           43.6          43.2
Operating expenses:
  Stores and catalog(2)...................................      32.6           32.6          33.9
  General and administrative..............................      22.0           14.2          10.9
Preopening expenses.......................................       3.3            2.7           1.4
                                                             -------        -------       -------
Operating loss............................................     (19.8)          (5.9)         (3.1)
Interest income, net......................................       1.1            0.8           0.1
                                                             -------        -------       -------
Net loss..................................................     (18.7)%         (5.0)%        (3.0)%
                                                             =======        =======       =======

- ---------------
(1) The fiscal year ended February 3, 1996 was a 53-week year.
(2) The Company commenced its catalog operations in the third quarter of fiscal 1994.

FISCAL 1995 VS. FISCAL 1994

     General. The Company operated 152 stores at the end of fiscal 1995, compared to 86 stores at the end of fiscal 1994. There were 1,375 store months of operations during fiscal 1995 versus 681 store months in the prior period, an increase of 102%. The average age of the Company's stores increased from 16 months to 18 months.

     Net Sales. Net sales for fiscal 1995 were $55,339,000, compared to net sales of $27,510,000 for fiscal 1994. The increase of $27,829,000, or 101%, in net sales was due primarily to the following factors: (i) the 102% increase in store months of operations during the year; (ii) an increase of 16.7% in comparable store sales over the prior year, resulting primarily from an increase in the number of customer transactions; and (iii) having the Garden Botanika catalog in operation for the full 53 weeks versus only 22 weeks in the prior year. Sales per square foot declined by 14%, to $458, during the period, due primarily to a 12% increase in average square footage per store and the effect of the 45 new stores, which initially have lower-than-average sales, opened during fiscal 1994 on a base of only 41 stores. In fiscal 1994 and 1995, the sales directly attributable to the Company's catalog operation accounted for 3.2% and 6.6%, respectively, of the Company's total net sales. In fiscal 1994 and 1995, the Company mailed approximately 2,311,000 and 5,021,000 catalogs, respectively.

     Gross Margin. Gross margin as a percentage of net sales declined from 43.6% in fiscal 1994 to 43.2% in fiscal 1995. Margin improvements attributable to improved sourcing and increased buying power and to improved leverage on buying costs were more than offset by increases in inventory shrinkage and occupancy costs. The dollar amount of gross margin increased by $11,902,000, or 99%, from the prior year, primarily as a result of increased sales.

     Operating Expenses

        Stores and Catalog. Store and catalog expenses, including distribution, increased as a percentage of net sales from 32.6% in fiscal 1994 to 33.9% in fiscal 1995. Improved leverage on store operating expenses and distribution costs were more than offset by increased catalog costs, which were primarily attributable to the start-up nature of the Company's catalog and the fact that it was in operation for 53 weeks in fiscal 1995 compared to only 22 weeks in the prior year. The dollar amount of store expenses increased by $7,248,000, or 93%, and the dollar amount of catalog expenses increased from $1,155,000 to $3,696,000, or 220%, over the prior year. The Company believes that expenses incurred for its catalog also serve to support sales at the Company's stores.

        General and Administrative. General and administrative expenses declined as a percentage of net sales from 14.2% in fiscal 1994 to 10.9% in fiscal 1995. This 330 basis point decline reflected the improved leverage associated with increases in total and comparable store sales. The dollar amount of general and administrative expenses increased by $2,124,000, or 54%, from the prior year to support the 102% increase in store months of operations and the 101% increase in net sales.

     Preopening Expenses. Preopening expenses increase with the number of new stores opened and the number of existing stores relocated during a particular period. In addition, the one-time start-up costs of new operations are classified as preopening. Preopening expenses were $798,000, or 1.4% of net sales, in fiscal 1995, when the Company opened 66 new stores, relocated two existing stores and brought its catalog customer service and fulfillment operations in-house. The Company incurred preopening expenses of $733,000, or 2.7% of net sales, during the prior year, when it opened 45 new stores and relocated one existing store. The Company standardized its store-opening process during fiscal 1995, generally improving control of costs related to the opening of new stores.

     Operating Loss. For the reasons explained above, the fiscal 1995 loss from operations increased 5%, to $1,694,000, from $1,617,000, in the prior year. Expressed as a percentage of net sales, however, loss from operations declined 280 basis points, from 5.9% to 3.1%, primarily as a result of improved leverage from increased sales.

     Interest Income, Net. Net interest income during fiscal 1995 was $30,000, or 0.1% of net sales, compared to $230,000, or 0.8% of net sales, during the prior year. This change was due primarily to a reduction in the amount of funds available for temporary investment during fiscal 1995 and to the borrowings against the Company's bank line of credit occasioned thereby.

     Income Taxes. The Company did not record an income tax provision for either fiscal 1995 or fiscal 1994 due to its pre-tax losses. Net operating loss carryforwards of $1,537,000 at February 3, 1996, begin to expire in 2005, and the amount of such carryforwards that can be used in any one year is subject to limitation, based on the nature of past ownership changes. See Notes to Consolidated Financial Statements.

     Net Loss. For the reasons explained above, during fiscal 1995, the Company's net loss increased 20%, to $1,664,000, or $0.44 per pro forma common and common equivalent share, from $1,387,000, or $0.43 per pro forma share, in fiscal 1994. Although the net loss increased in absolute dollars, it declined 200 basis points to 3.0% of net sales from 5.0% in the prior year due to the improved operating expense leverage resulting from the 101% increase in net sales, including a 16.7% increase in comparable store sales.

FISCAL 1994 VS. FISCAL 1993

     General. The Company operated 86 stores at the end of fiscal 1994, compared to 41 stores at the end of fiscal 1993. There were 681 store months of operations during fiscal 1994 versus 368 store months in the prior year, an increase of 85%. The average age of the Company's stores was unchanged from the prior fiscal year-end at 16 months.

     Net Sales. Net sales for fiscal 1994 were $27,510,000, compared to net sales of $12,569,000 for fiscal 1993. The increase of $14,941,000, or 119%, in net sales was due primarily to the 85% increase in store months of operations during the year and an increase of 32.9% in comparable store sales over the prior year, resulting primarily from an increase in the number of customer transactions. Sales per square foot increased by 11%, to $535, during the year as a result of the increase in comparable store sales. The Company introduced its mail order catalog for Garden Botanika products in the third quarter of fiscal 1994. Sales directly attributable to the catalog represented 3.2% of total net sales for the year.

     Gross Margin. Gross margin as a percentage of net sales improved from 38.0% in fiscal 1993 to 43.6% in fiscal 1994. The 560 basis point improvement was due primarily to the following factors: (i) improved leverage on buying and occupancy costs; (ii) changes in product mix; and (iii) improved sourcing and increased purchasing power as the Company's sales volume grew. The dollar amount of gross margin increased by $7,214,000, or 151%, primarily as a result of increased sales.

     Operating Expenses

        Stores and Catalog. Fiscal 1994 store and catalog expenses, including distribution, were unchanged as a percentage of net sales from the 32.6% level of fiscal 1993, due primarily to the increased expenses associated with the Garden Botanika catalog, which commenced operations during the third quarter of fiscal 1994. The dollar amount of store expenses increased by $3,708,000, or 91%, from the prior year, primarily as a result of the 85% increase in store months of operations. Expenses directly attributable to the new catalog operation were $1,155,000.

        General and Administrative. General and administrative expenses declined as a percentage of net sales from 22.0% in fiscal 1993 to 14.2% in fiscal 1994. This 780 basis point decline reflected the improved leverage associated with increases in total and comparable store sales. The dollar amount of general and administrative expenses increased by $1,158,000, or 42%, from the prior year to support the 85% increase in store months of operations and the 119% increase in net sales.

     Preopening Expenses. Preopening expenses were $733,000, or 2.7% of net sales, during fiscal 1994, when the Company opened 45 new stores and relocated an existing store. The Company incurred preopening expenses of $417,000, or 3.3% of net sales, during fiscal 1993, when it opened 18 new stores.

     Operating Loss. For the reasons explained above, the fiscal 1994 loss from operations declined 35%, to $1,617,000, from $2,494,000 in the prior year. Expressed as a percentage of net sales, the loss from operations declined from 19.8% to 5.9%, primarily as a result of improved leverage from increased sales.

     Interest Income, Net. Net interest income during fiscal 1994 was $230,000, or 0.8% of net sales, compared to $140,000, or 1.1% of net sales, during fiscal 1993. The dollar increase was due primarily to an increase in the amount of funds available for temporary investment during fiscal 1994.

     Income Taxes. The Company did not record an income tax provision for either fiscal 1994 or fiscal 1993 due to its pre-tax losses.

     Net Loss. For the reasons explained above, during fiscal 1994, the Company's net loss declined 41%, to $1,387,000, or $0.43 per pro forma common and common equivalent share, from $2,354,000, or $0.88 per pro forma share, in fiscal 1993. The net loss also declined to 5.0% of net sales from 18.7% in the prior year due to the improved operating expense leverage resulting from the 119% increase in net sales, including a 32.9% increase in comparable store sales.

SEASONALITY AND QUARTERLY FLUCTUATIONS

     As illustrated in the following table, a disproportionate amount of the Company's retail sales, ranging from approximately 45% to 50% of annual net sales, and all of its profits, have historically been realized during the fourth fiscal quarter, which includes the holiday shopping season. The Company expects this pattern to continue during the current fiscal year and anticipates that in subsequent years the fourth quarter will continue to contribute disproportionately to its operating results, particularly during November and December. The Company's quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including the timing of new store openings, net sales contributed by new stores, increases or decreases in comparable store sales, adverse weather conditions, shifts in the timing of holidays and changes in the Company's product mix. Primarily as a result of the increasing number of recently opened stores and new product initiatives, the Company anticipates a higher net loss in each of its first three quarters of fiscal 1996 as compared to the prior fiscal year. See "Risk Factors--Seasonality and Quarterly Fluctuations."

                                                             FISCAL QUARTER(1)
                                           ------------------------------------------------------
                                           FIRST          SECOND           THIRD          FOURTH
                                           ------         -------         -------         -------
                                                               (IN THOUSANDS)
Fiscal 1993:
  Net sales..............................  $1,930         $ 2,179         $ 2,477         $ 5,983
     % of full year......................   15.4%           17.3%           19.7%           47.6%
  Gross margin...........................  $  689         $   718         $   781         $ 2,587
     % of full year......................   14.4%           15.0%           16.4%           54.2%
  Net loss...............................  $ (550)        $  (622)        $  (928)        $  (254)
Fiscal 1994:
  Net sales..............................  $3,955         $ 4,521         $ 5,551         $13,483
     % of full year......................   14.4%           16.4%           20.2%           49.0%
  Gross margin...........................  $1,545         $ 1,771         $ 2,178         $ 6,495
     % of full year......................   12.9%           14.8%           18.2%           54.2%
  Net income (loss)......................  $ (665)        $  (616)        $(1,168)        $ 1,062
Fiscal 1995(2):
  Net sales..............................  $9,532         $10,138         $10,671         $24,998
     % of full year......................   17.2%           18.3%           19.3%           45.2%
  Gross margin...........................  $4,084         $ 4,212         $ 4,170         $11,425
     % of full year......................   17.1%           17.6%           17.5%           47.8%
  Net income (loss)......................  $ (827)        $  (836)        $(1,986)        $ 1,985

- ------------------------------
(1) Percentage amounts may not total 100% due to rounding.
(2) Fiscal 1995 was a 53-week year.

LIQUIDITY AND CAPITAL RESOURCES

GENERAL

     Garden Botanika began fiscal 1995 with cash and cash equivalents totaling $1,038,000, having previously raised net equity of $25,644,000, primarily through Series A and Series B Convertible Preferred Stock offerings in fiscal years 1990 through 1993. Accumulated losses since inception had reduced net shareholders' equity to $18,183,000 at January 28, 1995.

     During February and March 1995, the Company completed an offering of 508,464 shares of Series C Convertible Preferred Stock at $19.67 per share, raising additional net equity of $9,960,000.

     On August 14, 1995, the Company signed a $5,000,000 bank credit line with Seattle-First National Bank (the "Seafirst Line"), bearing interest at prime plus 0.25%. Borrowings against this credit line reached the maximum of $5,000,000 (at 9.00%) on October 31, 1995.

     During November and December 1995, the Company completed an offering of 275,408 shares of Series D Convertible Preferred Stock at $23.60 per share, raising additional net equity of $6,472,000. The proceeds of this offering were used to substantially reduce the balance outstanding on the Seafirst Line.

     On November 30, 1995, the Company completed negotiation of a replacement bank credit line with U.S. Bank (the "U.S. Bank Line"). The U.S. Bank Line includes a $5,000,000 revolving working capital facility and a $4,000,000 revolving bridge facility and is secured by substantially all the assets of the Company. The working capital facility is subject to a borrowing base limitation, bears interest at U.S. Bank's prime rate (currently 8.25%), and expires on September 30, 1997. The bridge facility bears interest at prime plus 3.00% and expires on September 30, 1996. Borrowings of $2,616,000 (at 8.75%) were made against the working capital facility to pay down the Seafirst Line, which was then canceled. As of March 21, 1996, the Company had borrowings of $6,023,000 under the U.S. Bank Line.

     The U.S. Bank Line requires that the Company maintain minimum tangible net worth of $27,000,000 through June 29, 1996 and $32,000,000 thereafter, a maximum ratio of indebtedness to capital of 0.7:1 and working capital of at least $4,000,000. In addition, the Company is prohibited from paying dividends and assuming additional indebtedness without U.S. Bank's prior written consent. U.S. Bank has waived violations of the working capital covenant and the borrowing base limitation of the working capital facility which occurred prior to March 22, 1996, and has adjusted the borrowing base limitation of the working capital facility in a manner expected to permit the Company to access the full $9,000,000 credit line through May 31, 1996. Until that date, the working capital facility will bear interest at U.S. Bank's prime rate plus 1.00%. Upon completion of this offering, the Company intends to repay all amounts owing under the U.S. Bank Line and to cancel or no longer access the bridge facility of that line.

CASH FLOW FOR FISCAL 1995

     During fiscal 1995, the Company used $1,892,000 in cash to finance its operating activities. This cash was used primarily to fund a $4,543,000 increase in inventory related primarily to store expansion ($2,048,000 net of related increases in accounts payable and checks drawn in excess of bank balances) and an increase of $1,043,000 in prepaid rent and other prepaid expenses.

     The Company also used $16,800,000 in cash during the same period to fund new stores ($15,621,000 net of a related increase in accounts payable), to expand its distribution and central office support facilities and systems and to fund a $1,230,000 increase in receivables from store lessors.

     The primary sources of funds for the Company's operating and investing activities during fiscal 1995 were the offerings of its Convertible Preferred Stock and the bank credit lines previously described.

FUTURE CASH REQUIREMENTS AND CASH FLOW EXPECTATIONS

     The Company currently plans to open approximately 100 additional stores in fiscal 1996 and approximately 120 stores in fiscal 1997. Management expects that substantially all of these new stores will be leased on terms generally comparable to those of existing store leases. Whenever possible, the Company's real estate leasing department will negotiate lessor construction allowances to partially defray the cost of leasehold improvements. For fiscal 1996 and 1997, the Company has budgeted total capital expenditures of approximately $25,000,000 and $26,000,000, respectively, based on currently planned store openings and the distribution, manufacturing and central office facilities and systems necessary to support those openings.

     The Company's average expenditure for leasehold improvements, equipment, furniture and fixtures for the 66 current prototype stores opened during fiscal 1995 was $226,000, after giving effect to lessor construction allowances. Average preopening expense for these 66 stores was approximately $11,000. In addition, other working capital requirements, consisting primarily of net inventory purchases, averaged approximately $30,000 per store. The Company expects that the average cost to open a new store during fiscal 1996 will decline materially due to cost reductions associated with bringing certain lease acquisition and store design functions in-house and to an expected general increase in the level of lessor construction allowances. The Company also expects that, while average store inventory levels will vary during the year based on the timing of promotional events and gift giving periods, they will not change materially from the levels experienced during fiscal 1995.

     On an ongoing basis, the Company expects to be able to finance a portion of its merchandise inventory cost by using vendor credit terms, generally ranging from 30 to 60 days. In addition to such vendor financing, the Company may also finance up to 25% of the cost of its merchandise inventory during the months of January through March by borrowing against the working capital facility of its bank credit line. During the months of April through December, the percentage of merchandise inventory that can be financed under the working capital facility increases to 50%.

     The Company anticipates that the net proceeds from this offering will be used as follows: (i) approximately $24.0 million to finance the opening of approximately 100 additional stores (including leasehold improvements, furniture, fixtures, initial inventory purchases and preopening expenses);

(ii) approximately $8.5 million to repay bank debt anticipated to be outstanding at the close of this offering; and (iii) the balance for other capital expenditures related to expansion of the Company's operations, working capital and general corporate purposes. The Company believes that the cash generated from this offering, from anticipated bank borrowings under its working capital credit facility and from operations will be sufficient to satisfy its currently anticipated working capital and capital expenditure requirements until mid-fiscal 1997. The Company's capital requirements may vary significantly from those anticipated, however, depending particularly upon such factors as operating results, the number and timing of new store openings, store development costs in the markets the Company enters and the extent of lessor construction allowances received. The Company may be required to seek additional sources of funds for such expansion, and there can be no assurance that such funds will be available on satisfactory terms. Failure to obtain such financing could delay or prevent the Company's planned expansion, which could adversely affect the Company's business, financial condition and operating results.

IMPACT OF INFLATION AND CHANGING PRICES

     Although the Company cannot accurately predict the effect of inflation on its future operations, it does not believe inflation has had a material effect on net sales or results of operations. As its operations have expanded to the present level, the Company has been able to access larger vendors and to realize certain economies of scale in its purchasing and distribution, thus largely offsetting any raw material price increases.

ADOPTION OF ACCOUNTING STANDARDS

     Financial Accounting Standards Board Statement No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," issued in October 1995 and effective for fiscal years beginning after December 15, 1995, encourages, but does not require, a fair value based method of accounting for employee stock options or similar equity instruments. SFAS 123 also allows an entity to continue to measure compensation cost under Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees," but requires pro forma disclosure of net income and earnings per share as if the fair value based method of accounting encouraged by SFAS 123 had been applied. The Company will adopt SFAS 123 in fiscal 1996. While the Company is still evaluating SFAS 123, it currently expects to continue to measure compensation cost under APB 25 and comply with the pro forma disclosure requirements. If the Company makes this election, SFAS 123 will have no impact on the Company's results of operations or financial position because its Stock Option Plan is a fixed plan, the options of which have no intrinsic value at the grant date under APB 25.

                                    BUSINESS

GENERAL

     Garden Botanika, Inc. ("Garden Botanika" or the "Company") is a rapidly growing retailer of high-quality, reasonably priced personal care products. The Company's proprietary products encompass such categories as skin care, color cosmetics, fragrances, bath and body care and related accessories and gifts. Garden Botanika develops its branded products and distributes them for sale through its 161 Company-owned and -operated specialty retail stores in 31 states nationwide and the Company's catalog. Since it commenced operations in 1990, the Company's primary goal has been to establish Garden Botanika as among the most recognized and respected brands of personal care products in the markets in which it competes. The Company believes that its strong brand identity is based upon (i) high-quality products with botanically based formulations subject to strict ingredient guidelines; (ii) its value-oriented pricing strategy; and
(iii) a high-quality store experience, which the Company provides through its upscale store design, excellent customer service and the uniform presentation of its products. Garden Botanika has grown from a three-store start-up company in 1990 to a national chain with fiscal 1995 revenues of $55.3 million.

     Garden Botanika's marketing and merchandising efforts primarily target 30- to 45-year-old working women who have traditionally purchased skin care and cosmetic products from mall-based department stores and who utilize quality personal care products both on a daily basis and as an affordable luxury item. The Company believes these women are increasingly seeking better pricing without having to sacrifice high quality and service. The Company also believes that its marketing strategy has been successful in attracting a broad cross-section of other consumers beyond its primary target.

     Customer acceptance of the Garden Botanika concept has been demonstrated to date by the Company's annual average sales per store, average sales per square foot and store contribution margin, which, for each class of the Company's stores, have improved significantly as each respective class has matured. After opening 45 and 66 stores in fiscal 1994 and 1995, respectively, the Company currently plans to open approximately 100 additional stores in fiscal 1996 and approximately 120 stores in fiscal 1997, which would broaden the Company's operations to include most major U.S. markets. Garden Botanika achieved average annual sales per square foot of $458 in fiscal 1995, at the end of which the average age of its stores was 18 months. The Company's comparable stores sales increased 19.5%, 32.9% and 16.7% during fiscal 1993, 1994 and 1995, respectively.

INDUSTRY OVERVIEW

     The highly fragmented personal care products industry, which includes skin care, color cosmetics, fragrances and bath and body care, has annual sales nationwide in excess of $20 billion. Historically, a leading distribution channel for such products has been department stores. The Company believes that consumer preferences have shifted in recent years to favor distribution channels offering generally lower prices and a less intimidating sales environment, such as drugstores, mass merchandisers, television "infomercials" and, to a lesser extent, specialty retailers. The Company believes that in targeting their respective market segments, department stores on the one hand, and the lower-priced distribution channels on the other, have left a void for customers seeking high-quality products combining reasonable pricing with personal service. Specialty retailers, such as Garden Botanika, have addressed this market need by offering personal service and positioning themselves as high-value alternatives to the high-priced, high-quality designer brands offered by department stores and the low-priced products sold by drugstores, mass merchandisers, supermarkets and other retail outlets.

BUSINESS STRATEGY

     The Company's principal objective is to become a leading developer, manufacturer and retailer of proprietary personal care products by establishing "Garden Botanika" as a nationally recognized brand name associated with high quality and exceptional value. The key elements of its business strategy are set forth below.

     High-Quality, Proprietary Products. Garden Botanika seeks to develop unique and distinctive personal care products, focusing on the use of botanically based ingredients. The Company believes these ingredients appeal to its customers because they are perceived to be safer and more effective than many products based on synthetic substances. Garden Botanika maintains control over its own operations, uses strict product specifications and seeks to ensure that its third-party suppliers meet those specifications by imposing initial qualification requirements and conducting periodic product testing. These procedures allow the Company to introduce new products quickly while maintaining consistent standards and rigorous quality control.

     Attractive Pricing. The Company believes its customers are attracted by its high-value pricing strategy. Because of its control over the manufacturing and distribution process, the Company can generally position its products at prices below department store pricing and at levels competitive with the price points of comparable products offered by drugstores, supermarkets and mass merchandisers.

     Extensive Product Assortment. The Company currently offers a large assortment of botanically based skin care, color cosmetics, fragrances, and bath and body care products, as well as assortments of hair care, men's and children's products. The Company's extensive product offering allows it to provide customers with personalized solutions to their skin and hair care needs. In addition to offering conventional personal care product lines, Garden Botanika has developed specialty branded product lines, such as Spa Botanika, that expand the base and reinforce the uniqueness of the Company's proprietary products.

     Continuous New Product Development. The Company continuously develops new products and new product lines. By striving to maximize the appeal of its product offering and maintain the freshness of its store presentation, the Company seeks to encourage return shopping on a regular basis. In October 1995, the Company acquired direct research and development capabilities and expects to utilize those capabilities to improve the rate and quality of new product introductions.

     Excellent Customer Service. Garden Botanika is committed to achieving customer satisfaction and to building a loyal customer base by providing a high level of attentive and personalized customer service. Management believes that knowledgeable sales associates are essential in identifying and relating the unique benefits of Garden Botanika products. As a result, the Company trains its sales associates to make product recommendations specific to customers' individual needs. In addition, the Company seeks to provide excellent customer service through well-designed store signage, product handbooks, its catalog and a toll-free customer service number.

     Upscale Shopping Environment. Garden Botanika seeks to offer a distinctive shopping environment, maintained at a uniformly high standard, that showcases the Company's product offerings and promotes product testing and trial by customers. The Company's brightly lit stores are designed to project a clean, upscale atmosphere and to reinforce the distinctive Garden Botanika brand image. The Company has continually refined and improved its store design, and, as new products and promotions are introduced, it tests reconfigurations of its store merchandise displays to maintain the stores' fresh, contemporary look.

     Expanded Recognition of the "Garden Botanika" Brand Name. In order to maintain the association of the Garden Botanika name with high quality and high value, the Company's comprehensive product assortment is sold to consumers only in Company stores or through the Company's catalog. In the future, as it explores other possible channels of distribution, the Company intends to continue to exercise strict control over the use of the "Garden Botanika" name. The Company also seeks to further brand awareness through targeted mailings of its catalog and other promotional materials.

GROWTH AND PROFITABILITY STRATEGY

     Garden Botanika plans to continue its aggressive growth strategy. Management expects the Company to expand its market share by increasing its store base and by exploring other potential channels of distribution, as well as increasing sales and profitability in existing stores.

     New Store Locations. Garden Botanika believes that opportunities for store expansion exist throughout the nation and that the broad appeal of its concept allows it to compete successfully in a variety of markets. The principal element of the Company's growth strategy is to continue to open new stores in major metropolitan malls, certain secondary regional malls and select street-front shops in residential neighborhoods that satisfy its demographic and financial return criteria. The Company opened 66 stores in fiscal 1995 and currently plans to open approximately 100 additional stores in fiscal 1996 and approximately 120 stores in fiscal 1997. As it enters new markets, the Company seeks to cluster the general location and timing of its store openings within geographic areas in order to achieve management and operating efficiencies and to enhance awareness of the Garden Botanika name. The Company has found that the opening of additional stores within existing markets can also increase sales by enhancing awareness of the Garden Botanika brand, and the Company believes that such openings will continue to be an element of its growth strategy.

     New and Expanded Distribution Channels. The Company's growth strategy is primarily focused on opening new stores; however, the Company is also exploring alternative distribution strategies for increasing sales. The Company commenced its catalog operations in the third quarter of fiscal 1994 with the objective, among others, of increasing awareness of the Company's stores. Management expects the contribution of mail-order sales to the Company's total revenue base to increase as the Company increases the circulation of its catalogs. The Company has also entered into an agreement to license Garden Botanika products to be used as amenities in certain luxury hotels and resorts. The Company continues to explore other new distribution opportunities domestically and internationally.

     Increasing Sales and Store-Level Profitability. The Company believes that maturation of its existing stores, which, as of February 3, 1996, had an average age of 18 months, presents a compelling growth opportunity. Through fiscal 1995, the Company's stores have averaged sales per square foot of $374 and a contribution margin of 10.4% in their first full fiscal year of operation. More importantly, however, the productivity of each class of the Company's stores has improved significantly each year as each respective class has matured. The 13 stores that have been in operation for four full fiscal years averaged sales per square foot of $835 and a contribution margin of 28.5% on comparable store sales growth of 22.4% in their fourth full fiscal year of operation. The Company's net store investment has ranged from approximately $222,000 per store (excluding any lease buyout and relocation costs) for stores open in fiscal 1990 and 1991 to approximately $267,000 per store for the 66 stores opened in fiscal 1995. Management expects that the average cost to open a new store will decline materially during fiscal 1996 due to cost reductions associated with bringing certain lease acquisition and store design functions in-house and to an expected general increase in the level of lessor construction allowances. See "Risk Factors -- Historical Net Losses" and "-- Aggressive Growth Strategy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

MERCHANDISING

     Product Quality. Garden Botanika develops its products with high-quality ingredients, using botanical extracts and natural plant oils in its formulations. New products undergo appropriate quality and stability testing, and the Company's policy is to utilize ingredients of the highest purity available for use in personal care products. With the recent acquisition of manufacturing capabilities, the Company expects that its in-house quality control activities will increase.

     Garden Botanika's strict ingredient policy is a major factor underlying the quality of the Company's products. Garden Botanika believes that botanical ingredients are more appealing to its customers because they are perceived to be safer and more effective than many synthetic substances. Garden Botanika also believes that its customers value the Company's use of ingredients that have been tested through centuries of historical use. The Company avoids the use of common petrochemicals and comedogenic materials that can block pores and cause blemishes, as well as many common allergens. Many of the ingredients that the Company avoids, such as mineral oil and petrolatum, are used regularly by some of its competitors. Garden Botanika's strict ingredient policy has also led to the development and successful introduction of products and product lines that the Company believes are unique in its industry. For example, the Company's Natural Color line of color cosmetics is based on corn starch and natural plant oils, instead of talc and mineral oil that are used in the products of some of its competitors. Customer surveys and comments received on feedback forms distributed by the Company demonstrate that Garden Botanika's customers recognize the quality and efficacy of its products.

     Product Assortment. While all Garden Botanika products feature a high level of functional quality, care has also been taken to maintain a sense of variety and fun in the Company's product assortment. Garden Botanika blends high-quality personal care products with an array of colorful and novel impulse and gift items which is accomplished, in part, through the use of color, fragrance and customization. For example, the Aromatics assortment uses the principle of a color multiplier (with a single product available in various colors and fragrances) to create a strong visual impact. In addition, the Company seeks to give each of its products a distinctive fragrance. Garden Botanika customers also enjoy the opportunity to develop personal fragrances that can be blended into a dozen different products at each store's custom fragrance counter or to have personalized gift baskets made at the point of purchase. An extensive collection of complementary accessory items, ranging from overnight moisture gloves to Japanese body brushes, are color-coordinated with related products and add to the broad appeal of the Company's merchandise assortment. Complementary accessories are intended to appeal to customers' senses and encourage customers to extend a personal care product selection to include a larger family of products. The combination of sight, smell and touch is meant to inspire add-on sales and heighten the customer's experience of Garden Botanika's products and the ambiance of its stores.

     In addition to offering conventional personal care lines such as skin care and cosmetics, Garden Botanika has developed specialty branded product lines to reinforce the uniqueness and expand the base of the Company's proprietary products. These product lines include the Spa Botanika line, which is intended to offer affordable luxury items such as body polishers, muds, soaks, tonics and special shampoos; the Sun & Sport line, which treats skin exposure and fatigue with specially formulated lotions and soaks, as well as offering water-resistant sunblocks and self-tanning creams; and the BotanikaBaby and Botanikids lines, which use gentle cleansers uniquely formulated for children's skin. The Company is committed to the development of further extensions of its brand identity and intends to introduce new specialty branded product lines in the future on a regular basis.

     Product Lines and Categories. Over 95% of the items available for sale in the Company's stores and through its catalog are proprietary Garden Botanika products. Since the Company began doing business in 1990, its principal product categories have included skin care, bath products, body care and custom fragrances. Color cosmetics, which were first offered in the fall of 1992, have also become one of the Company's principal product categories. The Company tracks sales of its accessories and of its custom- and ready-made gifts as distinct product categories and, together, these categories have consistently accounted for approximately 15% of the Company's sales. The Men's Care line was part of Garden Botanika's initial product mix, and, in fiscal 1991, the Company began to expand its specialty branded products with the Sun & Sport, Botanikids and BotanikaBaby lines. The Company added the Spa Botanika line to its list of specialty branded products in fiscal 1993. Specialty lines currently constitute approximately 10% of the Company's sales. In fiscal 1994, the Company introduced its first fine fragrance, Vanilla Dawn, and in April 1996, it introduced Garden Botanika, the Fragrance, both of which the Company markets as specialty brands.

     A description of the Company's principal product lines and categories is set forth below.

    PRODUCT LINE/CATEGORY                             DESCRIPTION
- -----------------------------    ------------------------------------------------------
Skin Care                        Cleansers, exfoliants, toning lotions, moisture
                                 creams, eye treatments and masks
Bath and Body Care               Bath oils, moisturizers, shower gels, soaps, body
                                 scrubs and massage oils
Hair Care                        Shampoos, color-enhancing shampoos, conditioning
                                 rinses, styling gels and finishing sprays
Aromatics                        Hand and body lotions, bubble bath, shower gels and
                                 shampoos
Custom Fragrances                Perfume oils, colognes, shampoos, body lotions, bath
                                 oil and bubble bath
Color Cosmetics                  Eyeshadows, lipsticks, foundations and powders
Gift Baskets                     Prepackaged and custom assortments, primarily of
                                 Aromatics and bath and body care products
Accessories                      Bath brushes and sponges, combs, spa gloves, candles,
                                 massagers, potpourri, cassette tapes and compact discs
Spa Botanika                     Mineral soaks, mud masks, face tonics, body washes,
                                 body cleansers and clarifying shampoos
Men's Care                       After-shave, face wash, shaving gel, shaving creams,
                                 hair-thickening shampoos and conditioners
Sun & Sport                      Body moisturizers and gels, sunblock, muscle soak,
                                 self-tanning creams and sport shampoos
Botanikids and BotanikaBaby      Baby powder, lotion and shampoos, barrier creams,
                                 bubbling bath gels and liquid soap
Fine Fragrance                   Vanilla Dawn and Garden Botanika, the Fragrance

     Product Pricing. Garden Botanika is committed to providing high value to its customers. The Company seeks to price its products at a substantial discount to those offered at department stores for comparable products, and, as a result, the Company's prices are often near the top of the range of prices for similar products offered by drugstores, mass merchandisers and supermarkets. Promotional offerings may offer greater savings to customers. See "Business -- Marketing." As part of its pricing policy, the Company regularly monitors the price levels of products offered by its competitors to ensure that Garden Botanika products remain competitive.

     Packaging. The Company believes that attractive merchandise displays and well-designed, aesthetically pleasing product packaging also play an important role in enhancing the image of its products and the Garden Botanika brand name. Garden Botanika generally seeks to minimize layers in its packaging while maintaining a distinctive visual image. The packaging of each product classification shares certain common elements, but the graphic designs are unique to increase the ease of category identification. The Company's packaging has won several awards for both bottle design and the graphic presentation of its labels.

NEW PRODUCT DEVELOPMENT

     The Company is committed to the introduction of new products and formulations on a regular basis. The Company also devotes substantial resources to monitoring, market by market, which products are becoming more or less important to its customers and uses this information in its new product development efforts. For example, soon after consumers showed interest in products containing alpha hydroxy acids, the Company introduced its "Skin Renewing" treatment and lotion with a fruit-based acid complex. Garden Botanika continues to tailor product offerings in response to customer comments, product rankings and sales results. Since its inception, an average of approximately 20% of the Company's product assortment offered in any one year was first introduced during that year. The Company believes that its ability to develop, test and market new products has been a key element to its success and that new product development helps reinforce the appealing, fresh nature of the Garden Botanika brand. See "Risk Factors -- Aggressive Growth Strategy."

     In October 1995, the Company's new product development efforts were enhanced with the acquisition of substantially all of the assets of Innovative Biosciences Corporation ("IBC"), a personal care product manufacturer located in Oceanside, California, and the employment by the Company of its principal product developer and an additional research chemist. Prior to the acquisition, IBC had been one of the Company's suppliers and had originated a majority of the Company's proprietary formulas. The Company's control of its product development and manufacturing capabilities allows for in-house research and development and the introduction of new products more quickly and at a lower cost. In addition, the laboratory capabilities acquired allow the Company to conduct quality testing of both the products it manufactures as well as those products produced for Garden Botanika by outside suppliers. See "Certain Transactions."

STORE ENVIRONMENT

     The Company seeks to offer a uniquely attractive store environment that showcases the Company's product offerings and promotes product testing and trial by its customers. Garden Botanika's brightly lit stores are designed to project a clean, upscale atmosphere and to reinforce the Company's distinctive brand image. The design of the Company's stores incorporates neutral white fixtures with merchandise displays and product arrangements that are designed to encourage hands-on interaction with the merchandise and allow for self-selection. Simply designed shelves showcase the Company's products, which are segmented by function and product line. Brief descriptions that highlight product benefits and ingredients are posted on shelves next to each product and provide an information-rich environment. In addition, Garden Botanika's friendly and knowledgeable sales associates encourage customers to sample products as well as educate customers concerning the benefits of the products' ingredients.

     In addition to providing product testers, Garden Botanika's stores feature custom fragrance bars that allow customers to mix and match up to 65 fragrances to develop their own personal fragrances. Stores also offer a wide assortment of prominently displayed, specially priced starter selections to encourage product trial by new customers. In addition, as new products and promotions are offered, the Company tests reconfigurations of its store merchandise displays to maintain the stores' fresh, contemporary look. In some stores, sinks further allow customers to test and handle the Company's products. Management believes that emphasizing product experimentation in the Company's stores encourages customers to shop for an extended period and promotes impulse and add-on purchases.

     Since opening its first store in August 1990, Garden Botanika has continually refined and improved its store design to position itself and establish its distinctive image in the marketplace. In 1993, the Company won "Retail Store of the Year" honors for small, nonapparel stores from Chain Store Age for its store design. In July 1994, the Company introduced a new prototype design for its stores and has incorporated many of these design elements in all new store locations. When an appropriate opportunity exists, the Company may relocate or upgrade an existing store. With an average store age of 18 months at February 3, 1996, approximately two-thirds of the Company's stores were of the latest prototype design. From fiscal 1991 to fiscal 1995, the average size of the new stores opened in each fiscal year increased from 765 to 1,256 square feet to accommodate the Company's expanding product assortment. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations."

     The Company maintains a uniform high operating standard by requiring that each store follow procedures set forth in store presentation manuals. Adherence to these standards is monitored by monthly visits and detailed evaluations by the district manager responsible for each store. As the Company opens new stores, it intends to hire additional district managers to allow for continued effective supervision.

MARKETING

     The Company's marketing strategy is to create brand awareness, encourage trial purchases through high-value promotional offerings, educate prospective customers about the benefits of Garden Botanika's products and promote repeat business by reinforcing positive experiences with the Company's products. Garden Botanika has committed significant resources to a direct-mail program and has assembled an in-house mailing list of its customers, which currently consists of approximately 1.5 million names. The Company typically uses its in-house list to target direct-mail postcards and folios to support promotions and new product introductions, which are reinforced with point-of-sale materials. Used in conjunction with the Company's database of customers, catalog operations have become an important element of Garden Botanika's efforts to create brand awareness and encourage store visits. Most catalogs contain an insert featuring pictures of a typical Garden Botanika store, a full listing of all store locations and an invitation to shop and experiment with Garden Botanika products. The Company also has developed a "Grand Opening" catalog for use in new markets where it plans to open a store. For such markets, the Company obtains a list of the households in the new store's primary trading area that most closely match profiles of the Company's most active customers. Catalogs and promotional materials are then mailed to approximately 10,000 of these targeted customers to build brand awareness and enthusiasm for each new store. See "Business -- Catalog Operations."

     The Company also relies on highly visible store locations, an attractive store design and word-of-mouth advertising to attract prospective customers to its stores. Brochures and information-rich displays that reinforce the association of the Garden Botanika brand with high quality and value are also important aspects of the Company's marketing strategy. Garden Botanika offers value-priced bundles of many of its most popular products on a regular basis to promote trial use. These and other in-store promotions generally account for between 10% and 20% of the Company's sales. To build customer loyalty and develop repeat customers, the Company offers a frequent-shopper program, the "Garden Club," whereby purchasers of $100 in merchandise can receive a $10 credit toward the purchase of additional products. In addition, the Company seeks to be viewed as a responsible member of its community and sponsors a variety of public relations activities, including holiday donations to CARE, a worldwide hunger relief effort.

CUSTOMER SERVICE

     Garden Botanika is committed to achieving customer satisfaction and to building a loyal customer base by providing a high level of knowledgeable, attentive and personalized customer service. The Company believes that educating consumers about the benefits of its product offerings is a critical component of its success, and management considers its sales associates' knowledge of the Company's customers and products to be essential to its marketing approach and customer satisfaction. To ensure knowledgeable, responsive sales associates, the Company has devoted significant resources to developing and implementing employee training and incentive programs. The Company trains its sales associates to inform customers about new product offerings and to suggest products that suit each customer's specific needs. The Company's return policy permits customers who are not completely satisfied with their purchases to return items for an exchange, credit or refund. The Company also monitors the level of customer service on an on-going basis through various initiatives, such as customer comment forms. In addition, the Company uses a professional service to "mystery shop" the Company's stores anonymously and to prepare detailed reports on each store's performance on a monthly basis.

STORE LOCATIONS

     In selecting new store sites, the Company seeks high-traffic locations ranging from 1,000 to 1,500 square feet within regional malls. Based on the broad appeal of its concept, the Company believes it can open stores in a variety of markets. The Company conducts extensive analyses of potential store sites and bases its selection on the performance of other specialty retail tenants, the perceived strength of the mall's anchor stores, the size of the mall and the demographics of the surrounding area. Although the Company's current stores are located primarily in regional malls, the Company is evaluating alternative locations, such as street-front shops in residential neighborhoods.

     The following map and list of stores show the location of each of Garden Botanika's 161 stores as of April 25, 1996:

                                     [MAP OF UNITED STATES REPRESENTING
                                                NUMBER OF STORES]

ARIZONA (3)
 Mesa
 Phoenix
 Tucson

CALIFORNIA (25)
 Arcadia
 Brea
 Burlingame
 Carlsbad
 Corte Madera
 Glendale
 Laguna Hills
 Lakewood
 Montclair
 Moreno Valley
 National City
 Newport Beach
 Palm Desert
 Pleasanton
 Redondo Beach
 Riverside
 San Diego
 San Luis Obispo
 Santa Ana
 Santa Barbara
 Santa Clarita
 Santa Monica
 Santa Rosa
 West Covina
 Westminster

COLORADO (3)
 Aspen
 Aurora
 Boulder

CONNECTICUT (4)
 Danbury
 Glastonbury
 Meriden
 Waterford

DELAWARE (2)
 Newark
 Wilmington

FLORIDA (13)
 Boynton Beach
 Brandon
 Coral Springs
 Jacksonville
 Melbourne
 Naples
 Ocala
 Ococee
 Palm Beach Gardens
 Pembroke Pines
 Plantation
 Sanford
 Tampa

GEORGIA (3)
 Atlanta
 Duluth
 Kennesaw

ILLINOIS (6)
 Aurora
 Chicago
 Joliet
 Skokie
 Vernon Hills
 West Dundee

INDIANA (5)
 Bloomington
 Greenwood
 Indianapolis (2)
 Lafayette

IOWA (1)
 Davenport

KENTUCKY (2)
 Florence
 Louisville

MAINE (1)
 South Portland

MARYLAND (4)
 Baltimore
 Bethesda
 Owings Mills
 Wheaton

MASSACHUSETTS (6)
 Burlington
 East Taunton
 Holyoke
 Natick
 North Attleboro
 Peabody

MICHIGAN (1)
 Troy

MINNESOTA (4)
 Bloomington
 Burnsville
 Minnetonka
 Rochester

NEVADA (2)
 Henderson
 Reno

NEW JERSEY (7)
 Deptford
 Hackensack
 Lawrenceville
 Livingston
 Shrewsbury
 Tom's River
 Westfield

NEW MEXICO (1)
 Albuquerque

NEW YORK (10)
 Albany
 Bay Shore
 Garden City
 Huntington Station
 Johnson City
 Lake Grove
 Poughkeepsie
 Rochester
 Saratoga Springs
 Yorktown Heights

NORTH CAROLINA (3)
 Fayetteville
 Pineville
 Wilmington

OHIO (6)
 Akron
 Beachwood
 Cincinnati
 Dayton
 North Olmsted
 Youngstown

OKLAHOMA (2)
 Oklahoma City (2)

OREGON (5)
 Eugene
 Portland (3)
 Tigard

PENNSYLVANIA (12)
 Chestnut Hill
 Exton
 Harrisburg
 King of Prussia
 Lancaster
 Langhorne
 Media
 Philadelphia
 Pittsburgh (2)
 Scranton
 York

RHODE ISLAND (1)
 Warwick

SOUTH CAROLINA (2)
 Charleston
 Greenville

TEXAS (10)
 Austin
 Dallas (2)
 Fort Worth
 Houston (3)
 San Antonio
 Sugarland
 The Woodlands

VIRGINIA (6)
 Arlington
 Charlottesville
 Chesapeake
 Richmond (2)
 Virginia Beach

WASHINGTON (8)
 Bellevue
 Bellingham
 Lynnwood
 Seattle
 Silverdale
 Spokane
 Tacoma
 Tukwila

WISCONSIN (3)
 Milwaukee (2)
 Greendale

STORE OPERATIONS

     Management and Employees. The Company's stores are organized into two geographic regions (East and West), each of which has a regional director who is responsible for the store operations within his or her region and who reports to the Company's Vice President -- Stores. The Company's 15 district managers report to the regional directors and frequently visit the cluster of approximately eight to twelve stores within their respective geographic areas to monitor financial performance and ensure adherence to the Company's operating standards. The typical staff of a Garden Botanika store consists of one store manager, one assistant store manager and eight to ten additional hourly sales associates, most of whom work part-time. In order to maintain its high operating standards, the Company seeks to recruit as its new store managers individuals who ideally have a minimum of two years' experience as a store manager in the specialty retail environment and, at the district manager level, the Company seeks individuals who ideally have a minimum of three years' comparable experience as a district manager. To allow increased opportunities for promotion internally, the Company recently instituted a Senior Store Manager program, which allows individuals to work closely with a district manager as a trainee.

     The Company intends for store employees to focus substantially all of their efforts on customer service. As a consequence, the Company has centralized as many administrative functions as possible, including all buying, development of in-store merchandising displays, inventory allocation, human resources and accounting functions, at its Redmond, Washington corporate office.

     Training and Compensation. New store employees typically receive approximately 16 hours of initial training, with emphasis on product knowledge, merchandising standards and operating guidelines, which include customer service and sales techniques. Store managers are also required to complete a training program of approximately three weeks' duration, during which they are instructed in the technical aspects of personal care products, communication skills and employee relations. New store and district managers are then typically required to work alongside individuals in comparable positions for two to three weeks before they are asked to perform their duties without direct supervision. The Company has found that such hands-on training, together with the use of detailed operating and training manuals, is a highly effective way to introduce new managers to the Garden Botanika concept. Performance appraisals and product manuals are also used to help ensure that sales associates are thoroughly familiar with the Company's product offerings. Training bulletins are distributed from the Company's headquarters on a regular basis to educate store managers and sales associates about new products as they are introduced.

     District managers participate in an incentive plan that ties compensation awards to the achievement of specified sales and other financial performance criteria, and each store manager receives a commission based on a percentage of store sales. The Company also seeks to instill enthusiasm and dedication in its sales associates through targeted promotions, including prizes for successful sales efforts, and regularly solicits employee suggestions regarding store operations.

SUPPLIERS AND PURCHASING

     The Company deals with its suppliers principally on an order-by-order basis and, with the exception of certain packaging orders, has no long-term purchase contracts or other contractual assurance of continued supply or pricing with its suppliers. In fiscal 1995, the Company's largest supplier, Randall International, accounted for approximately 12% of the Company's purchases, and approximately 55% of the Company's purchases of raw materials, finished products, packaging and other supplies were obtained from the Company's nine largest suppliers. During that time, a significant portion of the Company's merchandise purchases originated from independent foreign manufacturers, located primarily in the Far East and Canada, with the majority of those purchases consisting of finished accessories and packaging. The Company has not experienced and does not anticipate any significant difficulty in obtaining satisfactory or adequate sources of supply.

     In October 1995, Garden Botanika acquired a manufacturing facility that currently employs approximately 15 persons in Oceanside, California. Because of its manufacturing capabilities, Garden Botanika now has additional flexibility to introduce new products more quickly and supply various quantities more efficiently than had been possible through outside suppliers. The Company intends to integrate its new capability with its existing operations, first, for greater control over research and new product development and, second, for quality control testing and limited production of Garden Botanika products. Based on the current capabilities of its manufacturing division and available equipment, the Company contemplates manufacturing approximately 20% of its production requirements from its own facilities; however, this percentage may change depending upon the initial success of its manufacturing division and further investment in manufacturing capabilities.

     The Company maintains its own central buying staff, which negotiates payment terms and merchandise discounts and generally determines inventory allocation among the stores. In many instances in which the Company does not manufacture products itself, its ownership of substantially all of its formulas allows it to obtain favorable pricing through competitive bidding. The Company's buyers consistently utilize management information systems to monitor the flow of merchandise through its stores and to ensure that in-stock availability will be maintained in accordance with customer demands and the specific requirements of each store.

DISTRIBUTION

     Management believes that the Company's retail store distribution system allows it to support a wide selection of inventory in its stores while minimizing inventory requirements and maintaining effective inventory control. Prior to April 1996, the Company's distribution facilities consisted exclusively of two buildings that totaled approximately 48,000 square feet, located approximately five miles apart in Southern California. The principal facility, located in Ontario, California, is currently leased on a month-to-month basis. A second facility, located in Fontana, California, is currently operated under a lease that expires in July 1996, and has served the Company's catalog business and warehousing needs, as well as serving as the Company's gift basket assembly plant. The Company is currently in the process of relocating and consolidating these facilities into a single larger facility, consisting of approximately 92,000 square feet, in Ontario, California. The Company recently signed a 14-month lease for this new facility, effective April 1, 1996, and it expects that it will commence relocation of its store distribution functions in mid-April 1996 and its basket fabrication and catalog fulfillment functions by the end of July 1996. The combined facilities will eliminate the Company's past need for a shuttle service and will increase efficiency by eliminating duplicative receiving and supervisory functions. Following the expiration of the lease term of its new facility in the summer of 1997, the Company intends to establish a build-to-suit distribution center that could be expanded in the future to meet the Company's needs as they grow.

     Merchandise is delivered by suppliers to the Company's distribution facilities, where relevant information is entered into the Company's computerized management information system. Merchandise is then allocated to stores on the basis of sales trends, historical patterns and anticipated responses to special promotions. Inventory is typically shipped to stores on a weekly or biweekly basis using United Parcel Service, thereby providing each store with a steady flow of merchandise. The Company strives to keep substantially all of its in-store inventory on display and available for sale. The Company's information and control systems have enabled management to more efficiently manage store inventories and ensure better in-stock availability by tracking local preferences and historical merchandise sales of each store.

CATALOG OPERATIONS

     The Company's catalogs offer a comprehensive assortment of Garden Botanika products for its customers. In addition, the catalog has been used successfully to introduce new Garden Botanika stores to customers in markets where the Company has not previously operated a store. The Garden Botanika catalog was first introduced by the Company in the third quarter of fiscal 1994, and its success is measured, in part, by the sales increases experienced at the Company's stores in the periods immediately following the catalog's introduction. In 1994, the Company won the "Gold Award" for the best new consumer catalog from the American Catalog Awards, sponsored by Catalog Age, a leading industry publication.

     In fiscal 1995, the Company prepared and circulated 11 editions of its catalog, which averaged 32 pages with total mailings of approximately five million. This compares with total mailings of approximately 2.3 million in fiscal 1994. The Company's catalog management staff includes a director and three managers who handle the catalog's merchandise, call center and order fulfillment functions. The Company began its catalog operations by using a contract company to manage its order fulfillment functions but assumed responsibility for these functions after the first year. The Company currently uses a combination of in-house marketing support and an outside catalog design agency to monitor the catalog production process and develop effective catalog presentations, emphasizing functional information about the Company's products. The Company's overall catalog strategy has focused on the acquisition of additional customer names, improved segmentation of customer files and excellent customer service.

MANAGEMENT INFORMATION SYSTEMS

     Garden Botanika's management information systems include fully integrated store, distribution and financial systems. These systems utilize a Unix-based minicomputer to run third-party software, and the Company currently relies on a single outside vendor for both its software and the day-to-day support of its systems. Sales information is updated daily in the sales audit and merchandise reporting systems by polling transaction data from each store's point-of-sale ("POS") terminals. The Company's POS system consists of registers providing price look-up, scanning of bar-coded tickets and capture of credit information and payroll hours. The POS system also tracks store-initiated transfers, which are uploaded to the host system, and price changes, which are downloaded into the POS devices. Nightly communication with the stores also enables the Company to receive store transfer and physical inventory details and updates for the Company's in-house customer database. Information obtained from nightly polling also results in automatic merchandise replenishment in response to the specific SKU requirements of each store. The Company evaluates information obtained through such reporting to implement decisions regarding merchandising assortment, allocation and markdowns. In addition, this information allows the Company to forecast purchasing requirements for its distribution center months in advance, based on the combination of recent sales trends and historical purchase patterns. The Company believes that its management information systems are an important factor in allowing the Company to efficiently support its rapid growth and maintain a competitive industry position. See "Risk
Factors -- Reliance on Single Management Information Systems Vendor."

COMPETITION

     The personal care, makeup and fragrance businesses are highly competitive. The Company's products compete directly against personal care, makeup, fragrance and other functionally similar products sold through a variety of channels, including department stores, drugstores, mass merchandisers, supermarkets, telemarketing programs, television "infomercials" and catalogs. The Company competes against a number of companies, many of which have substantially greater resources and better name recognition than the Company and which sell their products through broader distribution channels. Some department stores have recently introduced less expensive product lines that the Company believes may compete more directly with its products.

     The Company also competes directly against mall-based specialty retailers of personal care products, including national and international chains such as Bath and Body Works, The Body Shop International PLC and Crabtree & Evelyn, as well as local and regional specialty retailers. The number of specialty retail outlets selling personal care products has increased significantly in recent years, and the lack of significant barriers to entry may result in new competition, including possible imitators of the Company. In addition to competing for customers, the Company also competes generally with specialty retailers for store sites, and there can be no assurance that management will be able to continue to secure suitable sites on satisfactory terms.

     Management believes that the primary elements of competition in its business are quality, price and level of customer service, and that Garden Botanika competes successfully on the basis of each of these factors. The Company believes that successful competition in the personal care industry depends, in part, on the regular introduction of new and appealing products and has devoted substantial resources to new product development. See "Risk
Factors -- Competition" and "Business -- New Product Development."

EMPLOYEES

     At March 25, 1996, the Company employed approximately 1,450 persons, of whom approximately 1,330 were store employees. Of the latter, approximately 25% were full-time employees and approximately 75% were part-time employees. The number of part-time associates employed by the Company fluctuates depending on seasonal needs and has reached as high as 1,350 during peak selling periods. At March 25, 1996, the Company had approximately 120 non-store employees who work in the Company's corporate headquarters, two distribution centers, manufacturing division and in different parts of the country as regional or district managers.

     None of the Company's employees are covered by collective bargaining agreements, and management believes that its relations with its employees are good.

PROPERTIES

     The Company currently leases all of its existing store locations and expects that its policy of leasing, rather than owning, will continue as it expands. The Company's store leases generally provide for initial lease terms of five to 12 years. Management believes that these terms, in contrast to longer lease terms, allow the Company flexibility to pursue various expansion opportunities resulting from changing market conditions. Rent is generally the greater of a percentage, ranging from 5% to 8%, of the store's sales volume or a fixed minimum base rent. Lease rental payments are also subject to annual increases for taxes, common area maintenance and insurance. See Notes to Consolidated Financial Statements.

     As most of the Company's stores were opened during the last three years, most of the store leases have at least seven more years under their current terms. As current leases expire, the Company believes that it will be able either to obtain lease renewals if desired for present store locations or to obtain leases for equivalent or better locations in the same general area. To date, the Company has not had any experience renewing leases for existing locations or experienced unusual difficulty in securing leases for suitable locations for new stores.

     In addition to its stores, the Company currently leases approximately 12,000 square feet of office space in two buildings in Redmond, Washington for its corporate headquarters, and, as of May 1, 1996, will lease an additional 12,400 square feet of office space in a third building, also in Redmond, Washington. The additional office space has been required primarily as a result of the Company's taking substantial creative and marketing functions, and all catalog call center and customer service functions, in-house. The Company also leases approximately 92,000 square feet in Ontario, California as its principal distribution facility and is in the process of moving out of a 27,000 square-foot building, currently leased on a month-to-month basis, that had been its principal retail store distribution facility. The Company currently leases a 21,000 square-foot distribution facility in Fontana, California for its catalog operations and its gift basket assembly facility, and expects to commence moving out of this building into the new Ontario facility by the end of July 1996. The Company recently acquired limited manufacturing capabilities and entered into a sublease for an 8,700 square-foot building and storage facility in Oceanside, California. In addition, the Company maintains a small office facility of 1,300 square feet in Howard County, Maryland as the headquarters of its East Coast regional operations.

TRADEMARKS

     The name "Garden Botanika" is registered as a trademark with the United States Patent and Trademark Office. Management believes that the "Garden Botanika" name is an important element of the Company's marketing strategy. Accordingly, the Company intends to maintain its mark and the related registration. The Company also has a number of other registered trademarks, including "Sun & Sport," "Botanikids," "BotanikaBaby," "Garden Botanika Natural Color" and the GB-and-design stylized logo, as well as other pending applications for registration in the United States, Canada and selected other foreign countries. The Company believes that establishing and maintaining brand identities are important to the Company's operations.

GOVERNMENTAL REGULATION

     The Company and its products are subject to regulation by the FDA and the FTC in the United States, as well as various other federal, state and local regulatory authorities. Such regulations relate principally to the ingredients, labeling, packaging and marketing of the Company's products. The Company believes that it is in substantial compliance with such regulations, as well as applicable federal, state, local and foreign rules and regulations governing the discharge of materials hazardous to the environment. There are no significant capital expenditures for environmental control matters either estimated in the current fiscal year or expected in the near future. See "Risk
Factors -- Regulation and Potential Claims."

LEGAL PROCEEDINGS

     The Company is involved in various routine legal proceedings incident to the ordinary course of its business. The Company believes that the outcome of all pending legal proceedings in the aggregate will not have a material adverse effect on its business, financial condition, liquidity or operating results.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The Company's executive officers and directors are as follows:

                NAME                   AGE                        POSITION
- -------------------------------------  ---     -----------------------------------------------
Jeffrey H. Brotman(1)................  53      Chairman of the Board and Secretary
Michael W. Luce......................  45      Director, President and Chief Executive Officer
Arlee J. Jensen......................  47      Senior Vice President -- Merchandising and
                                                 Marketing
C. Michael Fisher....................  49      Senior Vice President -- Operations
John A. Garruto......................  43      Vice President -- Research and Product
                                               Development
Michael O. Jaglois...................  48      Vice President -- Marketing
Myron E. Kirkpatrick.................  53      Vice President -- Finance, Chief Financial
                                               Officer and Treasurer
Jeffrey C. Mason.....................  33      Vice President -- Real Estate and Construction
Susan M. Walker......................  36      Vice President -- Stores
Damon H. Ball(2).....................  38      Director
David A. Ederer(2)...................  53      Director
Gerald R. Gallagher(1)...............  55      Director
William B. Randall...................  75      Director
Dale J. Vogel(1)(2)..................  51      Director

- ------------------------------
(1) Member of the Compensation Committee.
(2) Member of the Audit Committee.

     Jeffrey H. Brotman is a co-founder of the Company and has served as Chairman of the Board and Secretary since January 1990. Mr. Brotman is also a founder and currently Chairman of the Board of PriceCostco, Inc., a warehouse-format discount retailer. In addition, Mr. Brotman is a director of Seattle-First National Bank, The International Council of Shopping Centers, Starbucks Corporation and The Sweet Factory. Mr. Brotman also serves as a Trustee of the University of Washington Medical Center, the Seattle Foundation and The Seattle Art Museum.

     Michael W. Luce is a co-founder of the Company and has served as a director and its President and Chief Executive Officer since its formation in 1989. Prior to founding Garden Botanika, Mr. Luce was President and Chief Operating Officer of Eddie Bauer Company ("Eddie Bauer"), an outdoor clothing retailer, until it was acquired by Spiegel, Inc. in 1988. From 1984 to 1988, before becoming its President, Mr. Luce held various positions in the store and mail-order divisions of Eddie Bauer, including General Merchandise Manager and Vice President of Marketing. Prior to joining Eddie Bauer, Mr. Luce was employed for nine years at the Meier and Frank Company ("Meier and Frank"), a Portland, Oregon-based department store chain and a division of May Company, where, among other positions, he served as a Divisional Vice President. Mr. Luce graduated from Harvard University and obtained a Masters of Business Administration degree from the Amos Tuck School of Dartmouth College.

     Arlee J. Jensen has been the Company's Senior Vice
President -- Merchandising and Marketing since June 1995 and was its Vice President -- Merchandising since the Company began operations in 1990. Prior to joining Garden Botanika, Ms. Jensen was employed at Eddie Bauer from 1983 to 1989, where, from 1986 to 1989, she was Divisional Vice President of Womenswear, responsible for the women's segment of both the catalog and retail outlet operations. Prior to 1983, Ms. Jensen was employed at Frederick & Nelson, a Seattle-based department store chain, where she was Divisional Merchandise Manager for Women's Apparel, and at Meier and Frank, where she was Creative Merchandising Director.

     C. Michael Fisher has been the Company's Vice President -- Operations since October 1993 and was made a Senior Vice President in 1995. Prior to joining the Company, Mr. Fisher was Chief Operating Officer of Imaginarium, Inc., a mall-based specialty retailer, from 1988 to 1993. Prior to 1988, Mr. Fisher was President of Vintan Ltd., the Canadian subsidiary of General Nutrition Centers Inc., and spent 15 years with Sears Roebuck & Co. in various operating and merchandising management positions.

     John A. Garruto has been the Company's Vice President -- Research and Product Development since October 1995. From February 1991 to October 1995, Mr. Garruto was Vice President -- Research and Development for Innovative Biosciences Corporation, a manufacturer of personal care products sold to, among others, Garden Botanika. Mr. Garruto held the same position with Randall International, which was founded by a director of the Company, from 1989 to 1991.

     Michael O. Jaglois has been the Company's Vice President -- Marketing since September 1994. From July 1991 to September 1994, Mr. Jaglois was Executive Vice President and General Manager of Borders, Perrin & Norrander, Inc., an advertising firm, where he was responsible for maintaining client relationships, generating new business and overseeing the financial performance of the firm. From March 1991 to July 1991, Mr. Jaglois was Senior Vice President of Wall & Associates, an advertising firm, and from 1989 to 1991, Vice President of the advertising firm Livingston & Co.

     Myron E. Kirkpatrick has been the Company's Vice President -- Finance, Chief Financial Officer since April 1995 and was appointed Treasurer in 1996. From May 1992 to April 1995, Mr. Kirkpatrick was employed at Eagle Hardware & Garden, Inc. as Vice President -- Finance (later serving as Executive Vice President -- Finance) and Chief Financial Officer. From June 1989 to July 1991, Mr. Kirkpatrick was Director of Finance and Administration for the City of Ocean Shores, Washington and from August 1991 to May 1992 served in a similar capacity at the Port of Grays Harbor, Washington. Mr. Kirkpatrick's retail experience also includes five years as Vice President -- Corporate Controller for Costco Wholesale Corporation (1984 to 1989) and six years in various accounting and information systems capacities (including Vice President -- MIS and Vice President -- Controller) with the Gold Circle Division of Federated Department Stores (1975 to 1981).

     Jeffrey C. Mason has been the Company's Vice President -- Real Estate and Construction since February 1995. From January 1986 to January 1995, he was Senior Vice President of Real Estate for Merry-Go-Round Enterprises National Retail Company, an apparel retailer, where he managed that company's retail leasing responsibilities. In January 1994, Merry-Go-Round Enterprises commenced reorganization proceedings under Chapter 11 of the Federal Bankruptcy Code.

     Susan M. Walker has been the Company's Vice President -- Stores since March 1996. Prior to joining the Company, Ms. Walker was employed by Zales Jewelers, a national jewelry retailer, from 1980 to 1996, where, from 1993 to 1996, she was a Director of Stores responsible for supervising 13 regional managers and 127 stores, as well as recruiting, hiring and training all levels of store personnel.

     Damon H. Ball has been a director of the Company since October 1995. Mr. Ball has been a Senior Vice President of Desai Capital Management Incorporated ("DCMI") since December 1993 and, for more than five years prior thereto, served as a Vice President of DCMI. DCMI is a specialized equity investment management firm which manages the assets of various institutional clients, including Equity-Linked Investors, LP and Equity-Linked Investors II and a public mutual fund. He serves as Chairman and Chief Executive Officer of Northstar Television Group, Inc., an operator of a television station, and is a director of Community Care of America, Inc., Finlay Enterprises Inc. and several privately held portfolio companies.

     David A. Ederer has been a director of the Company since 1990. Mr. Ederer is chairman and owner of numerous manufacturing concerns on the West Coast, including Washington Metallurgical Services, Inc., Portland Bolt and Manufacturing Company and Color Craft, Inc. Mr. Ederer is also a director of nine companies in the Puget Sound area, including The Curtis Group, a venture capital fund, and Cascade Natural Gas, a company listed on the New York Stock Exchange.

     Gerald R. Gallagher has been a director of the Company since 1991. Since April 1987, Mr. Gallagher has been a general partner of Oak Investment Partners, a venture capital partnership. For more than 25 years, he has been involved with the retail industry, holding positions as a research analyst, manager and venture capitalist. Before joining Oak Investment Partners, Mr. Gallagher was Vice Chairman of Dayton Hudson

Corporation where, for ten years, he served in both operating and staff positions. From 1969 to 1977, Mr. Gallagher was the retail company research analyst at Donaldson, Lufkin & Jenrette Securities Corporation. Mr. Gallagher is also a director of PETsMART, Inc. and eight private retail and restaurant companies.

     William B. Randall has been a director of the Company since 1990. Mr. Randall founded Randall International in 1989 and has been its President and Chief Executive Officer since its inception. Randall International is engaged in manufacturing and packaging personal care products for private spas, resorts and hotels, and manufactures certain products for Garden Botanika in accordance with the Company's specifications. From 1974 to 1986, Mr. Randall was President of La Costa Products International, which created and manufactured numerous body care products under the "La Costa Spa" brand. Prior to that, Mr. Randall was President and the founder of Renauld Incorporated, a marketer of fashion sunglasses, and Sea and Ski Company, a marketer of sun protection products.

     Dale J. Vogel has been a director of the Company since 1991. Mr. Vogel has been a general partner with U.S. Venture Partners since 1990. From 1984 to 1990, Mr. Vogel was a general partner of Norwest Venture Capital and, from 1980 to 1984, President of K2 Corporation, a privately held ski company. Mr. Vogel was President of JanSport, a sporting goods apparel manufacturer, from 1979 to 1980. Mr. Vogel is also a director of Leeann Chin, Inc. and Cucina, Cucina, Inc., both of which are restaurant companies, Chronology Corporation, Portable Software, Inc. and XactLabs, Inc.

BOARD OF DIRECTORS

     Pursuant to the Company's Restated Articles, commencing with the first election of directors to occur after the completion of this offering, the Board of Directors will be classified into three classes, each of which shall be as nearly equal in number as possible. At the first annual meeting of shareholders after the offering, one class will be elected for a one-year term, one class will be elected for a two-year term and one class will be elected for a three-year term. All directors hold office until the annual meeting of shareholders at which their terms expire and the election and qualification of their successors. Officers are elected by, and serve at the discretion of, the Board of Directors.

COMMITTEES

     The Company has established two standing committees of the Board of
Directors: an Audit Committee and a Compensation Committee. The Audit Committee will review the functions of the Company's management and independent auditors pertaining to the Company's consolidated financial statements and perform such other related duties and functions as are deemed appropriate by the Audit Committee and the Board of Directors. The Compensation Committee will determine officer and director compensation and administer the Stock Option Plan.

EXECUTIVE COMPENSATION

     The following table sets forth the compensation paid by the Company to its Chief Executive Officer and the four next most highly compensated executive officers of the Company (collectively, the "Named Executive Officers") for services rendered during fiscal 1995.

                           SUMMARY COMPENSATION TABLE

                                                                     LONG-TERM
                                                                COMPENSATION AWARDS
                                                                -------------------
                                       ANNUAL COMPENSATION          SECURITIES
                                       --------------------         UNDERLYING             ALL OTHER
NAME AND PRINCIPAL POSITION   YEAR      SALARY       BONUS          OPTIONS(#)           COMPENSATION
- ----------------------------  ----     --------     -------     -------------------     ---------------
Michael W. Luce.............  1995     $216,923     $30,000            31,780               $ 2,023(1)
  President and Chief
  Executive Officer
C. Michael Fisher...........  1995     $174,423     $40,820            19,067               $   240(1)
  Senior Vice President --
  Operations
Arlee J. Jensen.............  1995     $170,192     $36,094            19,067               $ 1,286(1)
  Senior Vice President --
  Merchandising and
  Marketing
Myron E. Kirkpatrick........  1995     $117,115     $    --            15,889               $    --
  Vice President --
  Finance and Chief
  Financial Officer(2)
Jeffrey C. Mason............  1995     $148,846     $    --            12,710               $25,243(3)
  Vice President --
  Real Estate and
  Construction(2)

- ------------------------------
(1) Represents term life insurance and medical insurance premiums.
(2) Messrs. Kirkpatrick and Mason joined the Company during fiscal 1995. If Messrs. Kirkpatrick and Mason had been employed by the Company during the entire fiscal year at the same annual base salary rate, their annual salaries would have been $145,000 and $150,000, respectively.
(3) Represents relocation and related expenses.

STOCK OPTION PLANS

     The Company grants options pursuant to its 1992 Combined Incentive and Nonqualified Stock Option Plan (the "Stock Option Plan") and its 1996 Directors' Nonqualified Stock Option Plan (the "Directors' Plan").

     The Stock Option Plan contains an incentive stock option component under which options for the purchase of Common Stock are intended to qualify under
Section 422 of the Internal Revenue Code of 1986, as amended ("Incentive Options"), and a nonqualified stock option component under which options for the purchase of Common Stock will not qualify under Section 422 ("Nonqualified Options"). The Compensation Committee of the Company's Board of Directors is currently the Plan Administrator of the Stock Option Plan. Incentive Options may be granted to any employee, including employees who are directors, and Nonqualified Options may be granted to employees, directors, consultants or independent contractors of the Company as the Plan Administrator shall select. The Plan Administrator determines the terms and conditions of options granted under the Stock Option Plan, including the exercise price, provided that the exercise price for Incentive Options must be equal to or greater than the fair market price of the Common Stock on the date of grant. Options granted under the Stock Option Plan generally vest at a rate of 20% after the first year and thereafter at 20% per year over a four-year period so that all options are fully vested after five years, except that options granted for service prior to December 10, 1990 vested at a rate of 25% per year so that such options were fully vested after four years. Outstanding options vest, at the discretion of the Plan Administrator, upon the occurrence of certain transactions, including certain mergers and other business combinations involving the Company. Incentive Options are exercisable for a period of ten years from the date of grant, except that Incentive Options granted to persons who own more than 10% of the Common Stock terminate after five years. Nonqualified Options are exercisable for a period of ten years and two days from the date of grant.

     Options granted under the Stock Option Plan are nontransferable other than by will or the laws of descent and distribution. Options granted to nonemployee directors expire ten years from the date of grant.

     An aggregate of 392,825 shares of Common Stock are available for issuance pursuant to the Stock Option Plan. At April 18, 1996, options to purchase an aggregate of 271,665 shares of Common Stock were outstanding under the Stock Option Plan and a total of 121,131 shares of Common Stock remained available for grant. Under the Stock Option Plan, the outstanding options were held by 96 individuals and were exercisable at prices ranging from $7.87 to $17.70 per share. Shares subject to options granted under the Stock Option Plan that have lapsed or terminated may again be subject to grants under the Stock Option Plan. At April 18, 1996, options to purchase an aggregate of 79,026 shares of Common Stock were fully vested under the Stock Option Plan.

     The Directors' Plan provides for the automatic grant to each nonemployee director of the Company of an option to purchase 1,271 shares of Common Stock upon their election or appointment to the Board of Directors and thereafter at each annual meeting of the Board of Directors for as long as the individual continues to serve as a director of the Company. The exercise price of options granted under the Directors' Plan must equal the fair market value of the Common Stock on the date of grant. Options vest at the rate of one-twelfth per month so that all options are fully vested at the end of one year. Options under the Directors' Plan are scheduled to be granted at the first annual meeting of the Board of Directors following this offering, at which time the Company expects options to purchase an aggregate of 7,626 shares will be granted to current directors. To date, no options have been granted under the Directors' Plan.

STOCK OPTION GRANTS

     The following table sets forth information concerning stock options granted to the Named Executive Officers in fiscal 1995. In addition, in accordance with the regulations of the Securities and Exchange Commission (the "Commission"), hypothetical gains or "option spreads" that would exist for the respective options are shown. These gains are based on assumed rates of annual stock price appreciation of 5% and 10% from the date the options were granted.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                            POTENTIAL REALIZABLE
                                               INDIVIDUAL GRANTS                              VALUE AT ASSUMED
                       ------------------------------------------------------------------      ANNUAL RATES OF
                                                PERCENT OF                                       STOCK PRICE
                                                   TOTAL                                        APPRECIATION
                             NUMBER OF        OPTIONS GRANTED                                FOR OPTION TERM(3)
                       SECURITIES UNDERLYING  TO EMPLOYEES IN  EXERCISE PRICE  EXPIRATION   ---------------------
         NAME          OPTIONS GRANTED(#)(1)  FISCAL 1995(2)     ($/SH)(1)        DATE       5%($)        10%($)
- ---------------------- ---------------------  ---------------  --------------  ----------   --------     --------
Michael W. Luce.......         31,780              19.5%           $13.77        3/31/05    $275,215     $697,571
C. Michael Fisher.....         19,067              11.7%           $13.77        3/31/05    $165,120     $418,521
Arlee J. Jensen.......         19,067              11.7%           $13.77        3/31/05    $165,120     $418,521
Myron E.
  Kirkpatrick.........         15,889               9.7%           $13.77        4/10/05    $137,599     $348,764
Jeffrey C. Mason......          9,533               5.8%           $ 9.83        2/03/05    $ 58,914     $149,382
                                3,177               1.9%           $13.77        4/25/05    $ 27,513     $ 69,735

- ------------------------------
(1) All options were granted at fair market value at the date of grant. All options vest annually over a five-year period and expire after 10 years and two days, except Mr. Mason's initial 1995 grant which vests monthly over a five-year period. See also "Management -- Employment Agreements and Change of Control Arrangements."
(2) Based on an aggregate of 163,014 shares subject to options granted to employees in the fiscal year ended February 3, 1996.
(3) The assumed rates of growth are prescribed by the Commission for illustrative purposes only and are not intended to predict or forecast future stock prices.

     The following table sets forth, as of February 3, 1996, certain information regarding unexercised options held by the Named Executive Officers. As of that date, no stock options had been exercised by any Named Executive Officer.

                         FISCAL YEAR-END OPTION VALUES


                                               NUMBER OF SECURITIES                VALUE OF UNEXERCISED
                                         UNDERLYING UNEXERCISED OPTIONS AT        IN-THE-MONEY OPTIONS AT
                                                FEBRUARY 3, 1996(#)                 FEBRUARY 3, 1996(1)
                                         ---------------------------------     -----------------------------
                 NAME                    EXERCISABLE         UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
- ---------------------------------------  -----------         -------------     -----------     -------------
Michael W. Luce........................         --               31,780         $      --        $ 102,649
C. Michael Fisher......................     15,569               41,633         $ 111,630        $ 223,384
Arlee J. Jensen........................     12,710               27,012         $ 113,553        $ 124,157
Myron E. Kirkpatrick...................         --               15,889         $      --        $  51,321
Jeffrey C. Mason.......................      1,906               10,804         $  13,666        $  64,948


- ------------------------------

(1) Calculated based on the spread between the assumed initial public offering price of $17.00 per share of Common Stock and the exercise price of the grants.


DIRECTOR COMPENSATION

     Nonemployee directors of the Company are reimbursed for their reasonable out-of-pocket expenses in connection with their travel to and attendance at Board of Directors meetings. In the future, directors will receive options to purchase Common Stock upon their election or appointment to the Board of Directors and annually thereafter on the date of the annual meeting of the Board of Directors. See "Management -- Stock Option Plans."

EMPLOYMENT AGREEMENTS AND CHANGE OF CONTROL ARRANGEMENTS

     The Company has entered into an employment agreement with Mr. Luce which provides for an annual base salary of $150,000 and pursuant to which the Company agreed, among other things, to review the level of Mr. Luce's compensation every six months and, with the proceeds of insurance (if any) on the life of Mr. Luce obtained by the Company, to repurchase Company stock owned by his estate in the event of his death at the "fair market value" of such stock, as determined by an appraisal. In addition, Mr. Luce agreed not to participate, while an employee of the Company and for a period of two years thereafter, in a business or enterprise that competes with the Company.

     In the event that Mr. Luce is terminated for any reason other than for cause, including termination in connection with a change of control of the Company, he is entitled to one year's salary, any benefits that would have accrued during such one-year period and any reimbursable out-of-pocket expenses incurred prior to termination. Mr. Luce forfeits such termination benefits in the event he breaches either the noncompete or confidentiality provisions of his employment agreement.

     The Company has entered into an Option and Severance Agreement with Mr. Garruto, which provides for an annual salary of $130,000. In addition, Mr. Garruto received stock options to purchase 25,424 shares of Common Stock at $1.97 per share, which options vest monthly over a five-year period for as long as Mr. Garruto is employed by the Company. These options were not granted under the Company's Stock Option Plan. In the event Mr. Garruto is terminated without cause (as determined by the Company's Board of Directors), he will be entitled to severance payments equal to his then-current salary for nine months following the effective date of termination.

     In addition, the Company has entered into a Stock Option Agreement and Payment Obligation with Mr. Mason, which includes the grant of options to purchase 9,533 shares of Common Stock at $9.83 per share, which options vest monthly over a five-year period (the "Option Period"). The agreement with Mr. Mason obligates the Company at the end of the Option Period to pay him the difference, if any, between the value of all options granted and Common Stock issued to Mr. Mason prior to such date and $1.0 million, except that, if and to the extent the value of such options and Common Stock shall have exceeded $670,000 at any time during the Option Period, the Company's obligation shall be reduced. The Company, which will record a liability for this agreement on a quarterly basis during the Option Period, recorded a liability of $192,500 for fiscal 1995. The payment obligation will vary, depending on the extent of future option grants, if any, and the value of Mr. Mason's options. The obligation may be satisfied by accelerating existing options, granting additional options or making a cash payment. The Company has a similar obligation in the event of a change of control of the Company. In addition, in the event he is not employed throughout the Option Period and has not been terminated for cause, Mr. Mason is entitled to vested options, upon termination of employment, for shares with a value of $200,000 for each year or part of a year in which he has worked for the Company. The Company has also entered into an employment agreement with Mr. Mason which provides a base annual salary of $150,000 and for the reimbursement of certain housing, relocation and related expenses.

     Under the Stock Option Plan, outstanding options vest, at the discretion of the Plan Administrator, upon the occurrence of certain transactions, including certain mergers and other business combinations involving the Company.

                              CERTAIN TRANSACTIONS

     Prior to this offering, Garden Botanika entered into transactions and business relationships with certain of its officers, directors and shareholders owning 5% or more of the voting securities of the Company. Any future transactions between the Company and officers, directors or shareholders owning 5% or more of the voting securities of the Company will be subject to approval by a majority of the disinterested directors after a finding that the proposed transaction is no less favorable to the Company than would be available from independent third parties.

     Since its inception, the Company has acquired through arm's-length transactions a significant portion of its finished personal care products, particularly in its Aromatics line, from Randall International, the President and majority shareholder of which, William B. Randall, is a member of the Company's Board of Directors. The costs of products purchased from Randall International by the Company in fiscal 1993 through 1995 were $973,596, $1,696,811 and $2,545,231, respectively. These purchases represented approximately 21%, 11% and 12%, respectively, of the Company's total purchases for these fiscal years.

     On October 30, 1995, in order to establish in-house research and development, quality control and manufacturing capabilities, the Company purchased substantially all the assets of Innovative Biosciences Corporation ("IBC"). At all relevant times, John A. Garruto was, and remains, the beneficial owner of 49% of the outstanding securities of IBC. At all relevant times, Mr. Garruto's wife, Michelle Garruto, was, and remains, the beneficial owner of the balance of the outstanding securities of IBC. The purchase price paid for IBC's principal assets was approximately $156,000, of which $25,000 was paid in cash and the balance with 4,156 shares of the Company's Common Stock. These shares have certain registration rights. See "Description of Capital
Stock -- Registration Rights." Following this acquisition, Mr. Garruto became the Company's Vice President -- Research and Product Development and, in connection with his employment, received options to purchase 25,424 shares of the Company's Common Stock. See "Management -- Employment Agreements and Change of Control Arrangements."

     From 1991 until the acquisition of IBC by the Company and the appointment of Mr. Garruto as the Company's Vice President -- Research and Product Development in October 1995, the Company obtained a number of its finished personal care products from IBC and retained Mr. Garruto as a consultant who supplied the Company with formulation services. Initially, IBC primarily manufactured Garden Botanika's massage, bath and body oils, but subsequently developed and manufactured shampoos, a number of products in the Spa Botanika line and other commodities. The costs of products purchased from IBC by the Company in fiscal 1993 through fiscal 1995 (prior to the acquisition) were $182,301, $396,920 and $566,541, respectively. In addition to its purchases of finished merchandise, the Company paid IBC to obtain the consulting services of Mr. Garruto at the rate of $42,000 per year during fiscal 1993 and fiscal 1994 and $31,500 during fiscal 1995 (prior to the acquisition).

     In connection with the Company's lease in 1989 of its third store, located in Bellevue, Washington, Michael W. Luce, the Company's President and Chief Executive Officer, and his wife, together with Jeffrey H. Brotman, the Company's Chairman of the Board and Secretary, and his wife, were each required to execute a guarantee in favor of the store's landlord to ensure monthly lease payments. Minimum monthly lease payments ranged from $3,235 per month for the first three years of the lease to $3,648 for the remaining term of the lease. In connection with the subsequent relocation of the Company's Bellevue store and renegotiation of the underlying lease, Mr. and Mrs. Luce and Mr. and Mrs. Brotman were released from their guarantees.

     Beginning in October 1993, the Company retained the advertising firm of Borders, Perrin & Norrander, Inc. ("BP&N") to prepare and administer a comprehensive advertising program for the Company, including visual sales materials, display cards and direct mail pieces. Michael O. Jaglois, the Company's Vice President -- Marketing since September 1994, was the Executive Vice President and General Manager of BP&N from July 1991 until he joined Garden Botanika. The Company paid BP&N $75,648, $467,001 and $595,346 in fiscal 1993, 1994 and 1995, respectively.

     In the last three years, the Company has sold a number of shares of its Preferred Stock to directors, executive officers and holders of more than 5% of the Company's securities. On September 8, 1992, the Company raised $2,592,374 in a private placement of Series A Convertible Preferred Stock ("Series A Stock") and, on May 24, June 25 and September 20, 1993, the Company raised an aggregate of $16,000,000 in a private placement of Series B Convertible Preferred Stock ("Series B Stock"). On February 1 and March 13 and 31, 1995, the Company raised an aggregate of $10,000,000 in a private placement of Series C Convertible Preferred Stock ("Series C Stock") and, on November 1 and December 8, 1995, the Company raised an aggregate of $6,500,000 in a private placement of Series D Convertible Preferred Stock ("Series D Stock"). All of the shares of Series A, B, C and D Stock (and the Common Stock acquired upon conversion) have certain registration rights. See "Description of Capital Stock -- Registration Rights." The following persons, who are directors, who are executive officers and/or who currently beneficially own more than 5% of the Company's outstanding Common Stock (giving effect to the foregoing conversion), purchased the number of shares of Series A, B, C and D Stock indicated:

                                                                    NUMBER OF SHARES
                                                      --------------------------------------------
                                                      SERIES      SERIES      SERIES
                                                         A           B           C        SERIES D
                        NAME                           STOCK       STOCK       STOCK       STOCK
- ----------------------------------------------------  -------     -------     -------     --------
Jeffrey H. Brotman(1)...............................   44,492      15,255      24,760      13,250
David A. Ederer.....................................    6,355      19,070       4,357       2,860
William B. Randall..................................       --       5,085         870         571
Michael W. Luce.....................................       --          --      23,433          --
Arlee J. Jensen.....................................       --          --       4,085          --
BankAmerica Ventures................................  444,930     152,549     102,428      59,323
Equity-Linked Investors, L.P.(1)....................       --     406,795      69,724      45,785
U.S. Venture Partners III(1)........................  234,374     152,550      62,020      33,572
Oak Investment Partners IV, Limited
  Partnership(1)....................................  234,374      91,529      55,860      36,681
Olympus Private Placement Fund, L.P.................       --     305,095      52,294      21,187
Fourcar B.V.........................................       --     203,397      32,603      17,648

- ------------------
(1) Includes shares purchased by entities affiliated with the named shareholder. See "Principal Shareholders."

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth as of April 29, 1996, and as adjusted to reflect the sale of shares of Common Stock offered hereby, certain information regarding the beneficial ownership of the Common Stock of the Company with respect to (i) each person known by the Company to own beneficially more than 5% of the outstanding Common Stock, (ii) each of the Company's directors, (iii) each of the Named Executive Officers, and (iv) all current directors and executive officers of the Company as a group. Unless otherwise indicated, the Company believes that the beneficial owners of the Common Stock listed below, based on information furnished by such owners, have sole investment and voting power with respect to all shares of Common Stock owned by such person, subject to community property laws where applicable and the information set forth in the footnotes to the table below. Pursuant to the rules of the Commission, in calculating percentage ownership, each person is deemed to beneficially own his, her or its own shares subject to options exercisable within 60 days after the date of this table, but options owned by others (even if exercisable within 60 days) are deemed not to be outstanding shares.

                                                                                     PERCENT
                                                                              ----------------------
                                                   AMOUNT AND NATURE OF       PRIOR TO       AFTER
                NAME AND ADDRESS                   BENEFICIAL OWNERSHIP       OFFERING      OFFERING
- -------------------------------------------------  --------------------       --------      --------
BankAmerica Ventures.............................          759,232              19.2%          11.4%
  950 Tower Lane, Suite 700
  Foster City, California 94404
Equity-Linked Investors, L.P.(1).................          522,307              13.2%           7.8%
  540 Madison Avenue, 36th Floor
  New York, New York 10022
Damon H. Ball(2).................................              445                  *              *
U.S. Venture Partners III(3).....................          482,519              12.2%           7.2%
  c/o U.S. Venture Partners
  777 - 108th Avenue N.E.
  Bellevue, Washington 98004
Dale J. Vogel(4).................................          485,443              12.2%           7.3%
Oak Investment Partners IV, Limited
  Partnership(5).................................          418,447              10.6%           6.3%
  c/o Oak Investment Partners
  4550 Norwest Center
  90 South Seventh Street
  Minneapolis, Minnesota 55402
Gerald R. Gallagher(6)...........................          420,862              10.6%           6.3%
Olympus Private Placement Fund, L.P..............          378,577               9.6%           5.7%
  One Station Place
  Stanford, Connecticut 06902
Fourcar B.V. ....................................          253,650               6.4%           3.8%
  Yves Sisteron
  602 N. Crescent Drive
  Beverly Hills, California 90210
Jeffrey H. Brotman(7)............................          141,452               3.6%           2.1%
David A. Ederer(8)...............................           36,203                  *              *
Michael W. Luce(9)...............................          139,199               3.5%           2.1%
William B. Randall(10)...........................           10,088                  *              *
C. Michael Fisher(11)............................           23,305                  *              *
Arlee J. Jensen(12)..............................           48,579               1.2%              *
Myron E. Kirkpatrick(13).........................            3,178                  *              *
Jeffrey C. Mason(14).............................            3,176                  *              *
All directors and executive officers as a group
  (14 persons)(15)...............................        1,317,102              32.6%          19.5%

- ------------------------------
  *  Less than 1%.
 (1) Includes 261,153 shares of Common Stock held by Equity-Linked Investors II.
 (2) Represents 445 shares of Common Stock that are issuable upon the exercise of currently exercisable options.
 (3) Represents 463,218 shares of Common Stock held by U.S. Venture Partners III, a California Limited Partnership, 4,825 shares of Common Stock held by U.S.V. Entrepreneur Partners, a California limited partnership, and 14,476 shares of Common Stock held by Second Ventures Limited Partnership.
 (4) Represents 463,218 shares of Common Stock held by U.S. Venture Partners III, a California Limited Partnership, 4,825 shares of Common Stock held by U.S.V. Entrepreneur Partners, a California limited partnership, and 14,476 shares of Common Stock held by Second Ventures Limited Partnership. Mr. Vogel is a partner of U.S. Venture Partners III and disclaims beneficial ownership of such shares. Also includes 2,924 shares of Common Stock that are issuable upon the exercise of currently exercisable options.
 (5) Represents 402,638 shares of Common Stock held by Oak Investment Partners IV, a Limited Partnership, and 15,809 shares of Common Stock held by Oak IV Affiliates Fund, Limited Partnership.
 (6) Represents 402,638 shares of Common Stock held by Oak Investment Partners IV, a Limited Partnership, and 15,809 shares of Common Stock held by Oak IV Affiliates Fund, Limited Partnership. Mr. Gallagher is a general partner of Oak Associates IV, Limited Partnership, which is the general partner of Oak Investment Partners IV, a Limited Partnership. Mr. Gallagher is also a general partner of Oak IV Affiliates, the general partner of Oak IV Affiliates Fund, Limited Partnership. Mr. Gallagher has shared voting and investment power with respect to such shares but disclaims beneficial ownership. Also includes 2,415 shares of Common Stock that are issuable upon the exercise of currently exercisable options.
 (7) Includes 22,337 shares of Common Stock held by Mr. Brotman's wife, Susan Brotman, 28,564 shares held by the 1991 Brotman Children's Trust, John Meisenbach TTE for which Mr. Brotman disclaims beneficial ownership, and 10,323 shares held by the Michael Kates Trust, Talisman Trustee Ltd., as trustee. Also includes 3,559 shares of Common Stock that are issuable upon the exercise of currently exercisable options.
 (8) Includes 11,737 shares of Common Stock held by David A. Ederer Keogh, David
     A. Ederer, TTEE/Administrator. Also includes 3,559 shares of Common Stock that are issuable upon the exercise of currently exercisable options.
 (9) Includes 5,084 shares of Common Stock held by certain family members of Mr. Luce for which Mr. Luce may be deemed a beneficial owner. Also includes 6,356 shares of Common Stock that are issuable upon the exercise of currently exercisable options.
(10) Includes 1,064 shares of Common Stock held by Southwest Securities, Inc. FBO William Randall IRA and 3,559 shares of Common Stock that are issuable upon the exercise of currently exercisable options.
(11) Represents 20,975 shares of Common Stock that are issuable upon the exercise of currently exercisable options and 2,330 shares of Common Stock that are issuable upon the exercise of options exercisable within 60 days.
(12) Includes 19,386 shares of Common Stock that are issuable upon the exercise of currently exercisable options and 1,271 shares of Common Stock that are issuable upon the exercise of options exercisable within 60 days.
(13) Represents 3,178 shares of Common Stock that are issuable upon the exercise of options exercisable within 60 days.
(14) Represents 2,859 shares of Common Stock that are issuable upon the exercise of currently exercisable options and 317 shares of Common Stock that are issuable upon the exercise of options exercisable within 60 days.
(15) See footnotes (2), (4) and (6)-(14) above. Also includes 4,067 options to purchase shares of Common Stock that are issuable upon the exercise of currently exercisable options and 847 shares of Common Stock that are issuable upon the exercise of options exercisable within 60 days.

     In the event that the Underwriters' over-allotment option is exercised in full, the following shareholders (the "Selling Shareholders") will sell the number of shares indicated below:

                                                 BENEFICIAL OWNERSHIP                        BENEFICIAL
                                                       PRIOR TO            NUMBER OF       OWNERSHIP AFTER
                                                    OVER-ALLOTMENT        SHARES BEING     OVER-ALLOTMENT
                     NAME                              EXERCISE             OFFERED           EXERCISE
- -----------------------------------------------  --------------------     ------------     ---------------
Anthony J. Swies...............................          5,156                  635              4,521
Habatt Partners................................          6,966                6,966                  0

                          DESCRIPTION OF CAPITAL STOCK

     Upon completion of the offering, the Company's authorized capital stock will consist of 46,092,374 shares, of which 36,092,374 shares will be designated Common Stock, par value $.01 per share, and 10,000,000 shares will be designated Preferred Stock, par value $.01 per share.

COMMON STOCK

     As of March 29, 1996, there were 3,962,577 shares of Common Stock issued and outstanding and held of record by 119 individuals or entities. Holders of Common Stock are entitled to cast one vote for each share held of record on all matters acted upon at any shareholders meeting. Holders of Common Stock are entitled to receive ratably such dividends if, as and when declared by the Company's Board of Directors out of funds legally available therefor, subject to preferences that may be applicable to any outstanding Preferred Stock. There are no cumulative voting rights, the absence of which will, in effect, allow the holders of a majority of the outstanding shares of Common Stock to elect all the directors then standing for election. The absence of cumulative voting rights could have the effect of delaying, deterring or preventing a change of control of the Company. In the event of any liquidation, dissolution or winding up of the Company, each holder of the Company's Common Stock will be entitled to participate, subject to the rights of any outstanding Preferred Stock, ratably in all assets of the Company remaining after payment of liabilities. Holders of Common Stock have no preemptive or conversion rights. All outstanding shares of Common Stock are, and all shares of Common Stock offered in this offering will be, fully paid and nonassessable.

PREFERRED STOCK

     The Board of Directors has the authority to issue shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences and the number of shares constituting any series, without any further vote or action by the shareholders. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock. In addition, because the terms of such Preferred Stock may be fixed by the Board of Directors without shareholder action, the Preferred Stock could be designated and issued quickly in the event that the Company requires additional equity capital. The Preferred Stock could also be designated and issued with terms calculated to defeat a proposed takeover of the Company, or with terms that may have the effect of delaying, deterring or preventing a change of control of the Company. Under certain circumstances, this could have the effect of decreasing the market price of the Common Stock.

WARRANTS

     The investment banking firm of Donaldson, Lufkin & Jenrette Securities Corporation has in the past provided investment banking services to the Company. As partial compensation for services rendered in connection with the sale of the Company's Series B Stock, DLJ Capital Corporation was given and beneficially owns warrants to purchase 21,984 shares of Common Stock, and certain affiliates of DLJ Capital Corporation beneficially own in the aggregate warrants to purchase 1,740 shares of Common Stock, in each case at a purchase price of $9.83 per share.

REGISTRATION RIGHTS

     The Company is a party to an agreement pursuant to which it granted to the initial purchasers of its Preferred Stock, assignees of Preferred Stock who received a minimum of 12,712 shares and shares held by IBC, certain rights with respect to registration under the Securities Act of 3,623,673 shares of Common Stock (the "Registrable Securities"). Under this agreement, the holders of at least 711,888 shares of Registrable Securities can require the Company, subject to certain limitations, to file a registration statement under the Securities Act covering all or any part of their Registrable Securities, except that the Company is obligated to effect only two registrations on Form S-1, unless there remain holders of Registrable Securities as of October 1, 1996, in which case the Company is obligated to effect a third registration on Form S-1. In addition, at the request of holders of Registrable Securities, the Company is required, at its expense, to file a registration statement or statements on Form S-3 (if the Company becomes eligible to use Form S-3) covering Registrable Securities, so long as the aggregate price to the public, net of underwriters' discounts or commissions, is equal to at least $500,000. In addition, if the Company proposes to register additional securities under the Securities Act in the future (other than pursuant to a registration requested by holders of Registrable Securities), the holders of Registrable Securities may require the Company, subject to certain volume and other limitations, to include all or any portion of their Registrable Securities in such registration at the Company's expense.

WASHINGTON LAW

     Washington law contains certain provisions that may have the effect of delaying or discouraging a takeover of the Company. Chapter 23B.17 of the Washington Business Corporation Act (the "WBCA") prohibits, subject to certain exceptions, a merger, sale of assets or liquidation of a corporation involving an "Interested Shareholder" (defined generally as a person or affiliated group of persons acting in concert or under common control which beneficially owns 20% or more of the corporation's outstanding voting securities), unless determined to be at a "fair price" or otherwise approved by a majority of the corporation's disinterested directors or the holders of two-thirds of the votes of each voting group entitled to vote separately on the transaction, excluding the votes of the Interested Shareholder. In addition, Chapter 23B.19 of the WBCA prohibits a corporation having a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, with certain exceptions, from engaging in certain significant business transactions with a person or group of persons acting in concert or under common control which beneficially acquires 10% or more of the corporation's outstanding voting securities for a period of five years after such acquisition. The prohibited transactions include, among others, a merger with, disposition of assets to, or issuance or redemption of stock to or from such person or group of persons, or allowing such person or group of persons to receive a disproportionate benefit as a shareholder. Notwithstanding the foregoing, an otherwise prohibited transaction may be consummated if such transaction is approved by a majority of the members of the Board of Directors prior to the date that the third parties became Interested Shareholders. These provisions may have the effect of delaying, deterring or preventing a change of control of the Company.

CERTAIN PROVISIONS IN AMENDED AND RESTATED ARTICLES OF INCORPORATION AND BYLAWS

     The Articles of Incorporation and Bylaws provide that special meetings of the shareholders may be called by the Company's President, the Board of Directors or holders of not less than 30% of the outstanding shares entitled to vote at the meeting.

     At the first election of directors after the completion of this offering, the Board of Directors will be divided into classes, as determined by the Board of Directors. This classification may have the effect of deterring hostile takeovers or delaying changes of control or management of the Company. For purposes of determining their term of office, directors will be divided into three classes, with the term of office of Class 1 to expire at the 1998 annual meeting of shareholders, the term of office of Class 2 to expire at the 1999 annual meeting of shareholders and the term of office of Class 3 to expire at the 2000 annual meeting of shareholders. Directors elected to succeed those directors whose term expires will be elected for a three-year term of office. All directors hold office until the next annual meeting of shareholders at which their terms expire and until their successors have been duly elected and qualified. Directors may be removed only for cause and only by a vote of two-thirds of the shares of the Company's capital stock entitled to vote on an election of directors.

     Certain business combinations, such as a merger or share exchange of the Company or any of its subsidiaries with another corporation or the sale of a substantial part of the Company's or any of its subsidiaries' assets, must be approved by the holders of not less than two-thirds of the outstanding Common Stock and of any series of Preferred Stock; provided, however, that if certain continuing members of the Company's Board approve such business combination, it need only be approved by the holders of a majority of the outstanding Common Stock and any other series of Preferred Stock entitled to vote on such matters.

     The Company's Bylaws may be amended or repealed by the Board of Directors or holders of the outstanding Common Stock and any other stock entitled to vote thereon.

     It is possible that the provisions described above may have the effect of delaying, deterring or preventing a change of control of the Company.

LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS OF THE COMPANY

     As permitted by Section 23B.08.320 of the WBCA, Article 10 of the Company's Articles eliminates in certain circumstances the personal liability of the Company's directors to the Company or its shareholders for monetary damages resulting from their conduct as an officer or director. This provision does not eliminate the liability of directors for (i) acts or omissions that involve intentional misconduct or a knowing violation of law, (ii) improper declarations of dividends, or (iii) transactions from which a director received an improper personal benefit.

     The Company's Bylaws require the Company to indemnify its directors and officers to the fullest extent permitted by Washington law, including under circumstances in which indemnification is otherwise discretionary. The Company intends to obtain officers' and directors' liability insurance for members of its Board of Directors and key employees.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Company's Common Stock is First Interstate Bank of Washington, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, the Company will have 6,662,577 shares of Common Stock outstanding (assuming no exercise of the Underwriters' over-allotment option or of outstanding options or warrants after April 18,
1996). Of these shares, the 2,700,000 shares offered hereby will be freely tradeable without restriction under the Securities Act, unless they are purchased by "affiliates" of the Company, as that term is used under the Securities Act. The remaining 3,962,577 shares will be "restricted securities" as defined in Rules 144 and 701 under the Securities Act ("Restricted Shares"). Immediately after the date of this Prospectus, approximately 21,700 of such Restricted Shares not subject to the lock-up agreements described below will be eligible for sale in the public market in accordance with Rule 144(k). In addition, approximately 18,100 Restricted Shares not subject to lock-up agreements will be eligible for sale in the public market in accordance with Rules 144 and 701 and approximately 9,500 Restricted Shares will become eligible for sale after December 1996.

     The Company, all executive officers and directors of the Company and certain other shareholders, holding an aggregate of approximately 3,785,700 Restricted Shares, have agreed with the Underwriters not to sell, directly or indirectly, any shares owned by them for a period of 180 days after the date of this Prospectus without the prior written consent of Montgomery Securities. Upon the expiration of this 180-day period (or earlier upon the consent of Montgomery Securities), approximately 2,953,100 of these Restricted Shares (plus shares issuable upon exercise of then-vested outstanding options) will become eligible for sale subject to the restrictions of Rule 144 and, in some cases, Rule 701, of which approximately 459,700 will be freely tradeable under Rule 144(k). Approximately 832,700 additional shares will become eligible for sale in the public market pursuant to Rule 144 over the 12 months following expiration of the 180-day period. In addition, certain of the Company's shareholders who hold an aggregate of approximately 127,500 shares are subject to 120-day lock-up agreements. Upon the expiration of the 120-day lock-up period, approximately 92,900 of such shares will be eligible for resale subject to the provisions of Rule 144 of which approximately 69,000 will be freely tradeable under Rule 144(k).

     In general, under Rule 144, as currently in effect, any person who has beneficially owned restricted securities (as that term is defined in Rule 144) for at least two years is entitled to sell, within any three-month period, a number of such securities that does not exceed the greater of 1% of the then-outstanding shares of Common Stock (approximately 66,625 shares immediately after this offering) or the average weekly trading volume during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144, provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied. A person who is not an affiliate, has not been an affiliate within three months prior to such sale and has beneficially owned the restricted securities for at least three years is entitled to sell such shares under Rule 144(k) without regard to any of the limitations described above. In meeting the two- and three-year holding periods described above, a holder of Restricted Securities may include the holding period of a prior owner who is not an affiliate of the Company.

     Any employee or director of or consultant to the Company who has been granted options to purchase shares of Common Stock or who has purchased shares, in either case pursuant to a written compensatory plan or written contract prior to the effective date of this offering, will be entitled to rely on the resale provisions of Rule 701, which permits nonaffiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 and permit affiliates to sell their Rule 701 shares without having to comply with Rule 144's holding period restrictions, in each case commencing 90 days after the date of this Prospectus.

     The Company intends to file a registration statement on Form S-8 under the Securities Act 30 days after the date of this Prospectus to register the shares of Common Stock reserved for issuance pursuant to outstanding stock options, including, in some cases, shares for which an exemption under Rule 144 or 701 would also be available, thus permitting the resale of shares issued under the Company's stock option plans or under options by nonaffiliates in the public market without restriction under the Securities Act. As of May 1, 1996, options to purchase an aggregate of approximately 13,700 shares will be vested and would be eligible for sale in the public market pursuant to such registration statement, excluding options to purchase 73,500 shares held by persons subject to the 180-day lockup agreements described above, which will become eligible for sale upon the expiration of such 180-day period, subject to Rule 144.

     The Company is unable to estimate the number of shares that may be sold in the future by its existing shareholders or the effect, if any, that sales of such shares will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock by existing shareholders could adversely affect prevailing market prices.

                                  UNDERWRITING

     The Underwriters named below, represented by Montgomery Securities and Alex. Brown & Sons Incorporated (the "Representatives"), have severally agreed, subject to the terms and conditions contained in the underwriting agreement (the "Underwriting Agreement"), by and among the Company, the Selling Shareholders and the Underwriters, to purchase from the Company the number of shares of Common Stock indicated below opposite their respective names, at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of the shares of Common Stock if they purchase any.

                                                                                 NUMBER
                                   UNDERWRITER                                  OF SHARES
    --------------------------------------------------------------------------  ---------
    Montgomery Securities.....................................................
    Alex. Brown & Sons Incorporated...........................................

                                                                                  -------
              Total...........................................................  2,700,000
                                                                                  =======

     The Representatives have advised the Company and the Selling Shareholders that the Underwriters propose initially to offer the shares of Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow to selected dealers a concession of not more than
$          per share; and the Underwriters may allow, and such dealers may
reallow, a concession of not more than $          per share to certain other
dealers. After the initial public offering, the public offering price and other selling terms may be changed by the Representatives. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.

     The Company and the Selling Shareholders have granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 397,399 and 7,601 additional shares of Common Stock, respectively, to cover over-allotments, if any, at the same price per share as the initial shares to be purchased by the Underwriters. To the extent that the Underwriters exercise this option, the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with this offering.

     The Underwriting Agreement provides that the Company and the Selling Shareholders will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

     The Company's directors, executive officers and certain other shareholders holding an aggregate of approximately 3,785,700 shares of Common Stock have agreed that they will not directly or indirectly offer to sell, sell or otherwise dispose of any shares of Common Stock of the Company owned by them without the prior written consent of Montgomery Securities, for a period of 180 days after the date of this Prospectus. Holders of an aggregate of approximately 127,500 shares of Common Stock are subject to a restriction prohibiting the sale or disposition of any shares of Common Stock for a period of 120 days after the date of the Prospectus. The Company has agreed not to sell any shares of Common Stock for a period of 180 days from the date of this Prospectus without the prior written consent of Montgomery Securities, except that the Company may, without consent, issue shares of Common Stock upon exercise of outstanding stock options.

     The Representatives have informed the Company that the Underwriters do not expect to make sales of Common Stock offered by this Prospectus to accounts over which they exercise discretionary authority in excess of 5% of the shares of Common Stock offered hereby.

     Prior to this offering, there has been no public trading market for the Common Stock. Consequently, the initial public offering price will be determined by negotiations among the Representatives and the Company. Among the factors to be considered in such negotiations are the history of, and the prospects for the Company and the industry in which it competes, an assessment of the Company's management, its past and present earnings and the trend of such earnings, the prospects for future earnings of the Company, the present state of the Company's development, the general condition of securities markets at the time of this offering and the market price of publicly traded stock of comparable companies in recent periods.

     Approximately 540,000 shares of Common Stock, or approximately 20% of the shares offered hereby, have been reserved for sale to certain customers, existing shareholders, employees and other persons designated by the Company. The price per share of the shares to be sold to these persons is the same as the price to the public in this offering. Sales will be made only to persons investing a minimum of $750, and the maximum investment of any such person may be limited by the Company in its sole discretion. This program will be administered by Donaldson, Lufkin & Jenrette Securities Corporation. The number of shares available for sale to the general public in this offering will be reduced to the extent such designated persons purchase reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Heller, Ehrman, White & McAuliffe, Seattle, Washington. Certain legal matters relating to this offering will be passed upon for the Underwriters by Perkins Coie, Seattle, Washington.

                                    EXPERTS

     The consolidated financial statements included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included in reliance upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement under the Securities Act on Form S-1 (together with all amendments and exhibits thereto, the "Registration Statement") with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits thereto, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this Prospectus regarding the contents of any contract or other document are not necessarily complete and in each instance reference is hereby made to the copy of such contract or document filed as an exhibit to the Registration Statement. Copies of the Registration Statement and the exhibits thereto may be inspected, without charge, at the principal office of the Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549, the New York Regional Office located at 7 World Trade Center, Suite 1300, New York, New York 10048, and the Chicago Regional Office located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, or obtained upon payment of prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C.

     As a result of this offering, the Company will become subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended. For so long as the Company is subject to such periodic reporting and information requirements, it will file with the Commission all reports, proxy statements and other information required thereby, which may be inspected at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

     The Company intends to furnish its shareholders with annual reports containing audited consolidated financial statements and an opinion thereon expressed by independent certified public accountants and may furnish its shareholders quarterly reports for the first three quarters of each fiscal year containing unaudited summary consolidated financial information.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Audited Financial Statements
  Report of Independent Public Accountants............................................  F-2
  Consolidated Balance Sheets at January 28, 1995 and February 3, 1996................  F-3
  Consolidated Statements of Operations for the fiscal years ended January 29, 1994,
     January 28, 1995 and February 3, 1996............................................  F-4
  Consolidated Statements of Shareholders' Equity for the fiscal years ended January
     29, 1994, January 28, 1995 and February 3, 1996..................................  F-5
  Consolidated Statements of Cash Flows for the fiscal years ended January 29, 1994,
     January 28, 1995 and February 3, 1996............................................  F-6
  Notes to Consolidated Financial Statements..........................................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of
Garden Botanika, Inc.:

     We have audited the accompanying consolidated balance sheets of Garden Botanika, Inc. (a Washington corporation) and subsidiary as of January 28, 1995 and February 3, 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for the fiscal years ended January 29, 1994, January 28, 1995 and February 3, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Garden Botanika, Inc. and subsidiary as of January 28, 1995 and February 3, 1996, and the consolidated results of their operations and their cash flows for the fiscal years ended January 29, 1994, January 28, 1995 and February 3, 1996, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Seattle, Washington
  March 21, 1996

                             GARDEN BOTANIKA, INC.
                          CONSOLIDATED BALANCE SHEETS

                                                                                                                 PRO FORMA
                                                                                                               SHAREHOLDERS'
                                                                                                                 EQUITY AT
                                                                                                                FEBRUARY 3,
                                                                                 JANUARY 28,    FEBRUARY 3,        1996
                                                                                    1995           1996          (NOTE 7)
                                                                                 -----------    -----------    -------------
                                    ASSETS
Current assets:
  Cash and cash equivalents...................................................   $ 1,038,373    $ 1,308,533
  Inventories.................................................................     5,559,222     10,176,172
  Prepaid expenses:
    Rent......................................................................       378,859        795,287
    Other.....................................................................       681,588      1,307,787
  Receivable from lessors.....................................................       409,053      1,638,933
  Other.......................................................................       104,810        346,360
                                                                                 -----------    -----------
        Total current assets..................................................     8,171,905     15,573,072
                                                                                 -----------    -----------
Property and equipment:
  Leasehold improvements......................................................    17,227,841     31,362,255
  Furniture and equipment.....................................................     2,437,857      5,002,216
  Equipment under capital lease...............................................       239,263        261,483
                                                                                 -----------    -----------
                                                                                  19,904,961     36,625,954
  Less--accumulated depreciation and amortization.............................    (2,654,884)    (5,450,792)
                                                                                 -----------    -----------
        Net property and equipment............................................    17,250,077     31,175,162
                                                                                 -----------    -----------
Other assets..................................................................        95,765        388,345
                                                                                 -----------    -----------
        Total assets..........................................................   $25,517,747    $47,136,579
                                                                                 ===========    ===========
                     LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Checks drawn in excess of bank balances.....................................   $ 2,123,015    $ 3,615,854
  Note payable to bank........................................................            --      2,540,000
  Accounts payable............................................................     2,956,399      5,137,668
  Accrued salaries, wages and benefits........................................       770,875        780,155
  Accrued sales tax...........................................................       340,151        297,046
  Other.......................................................................       566,486        540,497
                                                                                 -----------    -----------
        Total current liabilities.............................................     6,756,926     12,911,220
Deferred rent and other.......................................................       577,385      1,109,280
                                                                                 -----------    -----------
        Total liabilities.....................................................     7,334,311     14,020,500
                                                                                 -----------    -----------
Commitments
Shareholders' equity:
  Series A Preferred Stock, $.01 par value;
    1,282,959 shares authorized, issued and outstanding.......................    10,092,374     10,092,374     $         --
  Series B Preferred Stock, $.01 par value;
    1,627,200 shares authorized, issued and outstanding.......................    15,502,497     15,502,497               --
  Series C Preferred Stock, $.01 par value;
    508,464 shares authorized, issued and outstanding.........................            --      9,959,508               --
  Series D Preferred Stock, $.01 par value;
    275,408 shares authorized, issued and outstanding.........................            --      6,472,062               --
  Preferred Stock, $.01 par value; 10,000,000 shares authorized subsequent
    to February 3, 1996; none issued and outstanding..........................            --             --               --
  Common stock, $.01 par value;
    36,092,374 shares authorized; 268,546 issued and outstanding
    (3,962,577 pro forma).....................................................        48,875        214,271       42,240,712
  Accumulated deficit.........................................................    (7,460,310)    (9,124,633)      (9,124,633)
                                                                                 -----------    -----------      -----------
        Total shareholders' equity............................................    18,183,436     33,116,079     $ 33,116,079
                                                                                                                 ===========
                                                                                 -----------    -----------
        Total liabilities and shareholders' equity............................   $25,517,747    $47,136,579
                                                                                 ===========    ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                             GARDEN BOTANIKA, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                   FISCAL YEAR ENDED
                                                      -------------------------------------------
                                                      JANUARY 29,     JANUARY 28,     FEBRUARY 3,
                                                         1994            1995            1996
                                                      -----------     -----------     -----------
Net sales...........................................  $12,568,724     $27,509,803     $55,339,227
Cost of sales (including buying and occupancy
  costs)............................................    7,793,651      15,520,855      31,448,390
                                                      -----------     -----------     -----------
  Gross margin......................................    4,775,073      11,988,948      23,890,837
Operating expenses:
  Stores and catalog................................    4,093,300       8,956,100      18,745,536
  General and administrative........................    2,759,226       3,916,406       6,041,382
Preopening expenses.................................      416,720         733,461         797,545
                                                      -----------     -----------     -----------
  Operating loss....................................   (2,494,173)     (1,617,019)     (1,693,626)
Interest income, net................................      140,436         230,309          29,303
                                                      -----------     -----------     -----------
  Net loss..........................................  $(2,353,737)    $(1,386,710)    $(1,664,323)
                                                      ===========     ===========     ===========
Pro forma net loss per share, giving effect to the
  assumed conversion of all preferred shares to
  common............................................  $     (0.88)    $     (0.43)    $     (0.44)
Pro forma weighted average common and common
  equivalent shares.................................    2,675,985       3,209,181       3,780,990

  The accompanying notes are an integral part of these consolidated financial statements.

                             GARDEN BOTANIKA, INC.
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                             PREFERRED STOCK          COMMON STOCK
                                                         -----------------------   ------------------   ACCUMULATED
                                                          SHARES       AMOUNT      SHARES     AMOUNT      DEFICIT        TOTAL
                                                         ---------   -----------   -------   --------   -----------   -----------
Balance, January 30, 1993..............................  1,282,959   $10,092,374   258,998   $ 20,375   $(3,719,863)  $ 6,392,886
  Sale of Series B Preferred Stock.....................  1,627,200    15,502,497        --         --           --     15,502,497
  Net loss.............................................         --            --        --         --   (2,353,737 )   (2,353,737)
                                                         ----------  -----------   -------   --------   -----------   -----------
Balance, January 29, 1994..............................  2,910,159    25,594,871   258,998     20,375   (6,073,600 )   19,541,646
  Exercise of stock options............................         --            --     3,050     28,500           --         28,500
  Net loss.............................................         --            --        --         --   (1,386,710 )   (1,386,710)
                                                         ----------  -----------   -------   --------   -----------   -----------
Balance, January 28, 1995..............................  2,910,159    25,594,871   262,048     48,875   (7,460,310 )   18,183,436
  Sale of Series C Preferred Stock.....................    508,464     9,959,508        --         --           --      9,959,508
  Sale of Series D Preferred Stock.....................    275,408     6,472,062        --         --           --      6,472,062
  Exercise of stock options............................         --            --     2,342     19,600           --         19,600
  Issuance of Common Stock in connection with
    acquisition........................................         --            --     4,156    130,796           --        130,796
  Deferred compensation................................         --            --        --     15,000           --         15,000
  Net loss.............................................         --            --        --         --   (1,664,323 )   (1,664,323)
                                                         ----------  -----------   -------   --------   -----------   -----------
Balance, February 3, 1996..............................  3,694,031   $42,026,441   268,546   $214,271   $(9,124,633)  $33,116,079
                                                         ==========  ===========   =======   ========   ===========   ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                             GARDEN BOTANIKA, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  FISCAL YEAR ENDED
                                                    ---------------------------------------------
                                                    JANUARY 29,     JANUARY 28,      FEBRUARY 3,
                                                       1994             1995             1996
                                                    -----------     ------------     ------------
Cash flows from operating activities:
  Net loss........................................  $(2,353,737)    $ (1,386,710)    $ (1,664,323)
                                                    -----------     ------------     ------------
  Adjustments to reconcile net loss to net cash
     (used) provided by operating activities--
     Depreciation and amortization................      821,782        1,429,733        2,907,901
     Loss on retirement of property and
       equipment..................................      110,628           61,717               --
     Changes in assets and liabilities:
       Inventories................................   (1,313,599)      (3,069,405)      (4,542,714)
       Prepaid rent...............................      (55,271)        (204,273)        (416,428)
       Other assets...............................       62,449         (615,491)      (1,116,591)
       Accounts payable and checks drawn in excess
          of bank balances........................      613,079        3,930,669        2,494,272
       Accrued expenses...........................      523,353          788,215          (37,505)
       Deferred rent and other....................      143,540          287,686          483,548
                                                    -----------     ------------     ------------
          Total adjustments.......................      905,961        2,608,851         (227,517)
                                                    -----------     ------------     ------------
          Net cash (used) provided by operating
            activities............................   (1,447,776)       1,222,141       (1,891,840)
                                                    -----------     ------------     ------------
Cash flows from investing activities:
  Additions to property and equipment.............   (3,865,027)     (11,438,837)     (16,800,343)
  Increase (decrease) in construction accounts
     payable......................................      226,487          (33,440)       1,179,836
  Increase in receivable from lessors.............      (92,753)        (251,300)      (1,229,880)
  Other...........................................           --               --          (25,000)
                                                    -----------     ------------     ------------
          Net cash used by investing activities...   (3,731,293)     (11,723,577)     (16,875,387)
                                                    -----------     ------------     ------------
Cash flows from financing activities:
  Sale of Preferred Stock.........................   15,502,497               --       16,431,570
  Advances on note payable to bank................           --               --       13,855,625
  Payments on note payable to bank................           --               --      (11,315,625)
  Other, net......................................      (38,759)         (18,400)          65,817
                                                    -----------     ------------     ------------
          Net cash provided (used) by financing
            activities............................   15,463,738          (18,400)      19,037,387
                                                    -----------     ------------     ------------
Net increase (decrease) in cash and cash
  equivalents.....................................   10,284,669      (10,519,836)         270,160
Cash and cash equivalents, beginning of period....    1,273,540       11,558,209        1,038,373
                                                    -----------     ------------     ------------
Cash and cash equivalents, end of period..........  $11,558,209     $  1,038,373     $  1,308,533
                                                    ===========     ============     ============
Supplemental disclosures:
  Cash paid for interest..........................  $        --     $     14,738     $     82,113
  Cash paid for income taxes......................  $        --     $         --     $         --

  The accompanying notes are an integral part of these consolidated financial statements.

                             GARDEN BOTANIKA, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                FEBRUARY 3, 1996

1. ORGANIZATION

     The fiscal 1995 consolidated financial statements include the accounts of Garden Botanika, Inc. and its wholly owned subsidiary, Garden Botanika Direct, Inc. (together referred to as the "Company"). All significant intercompany transactions have been eliminated.

     Garden Botanika was incorporated in the state of Washington on October 5, 1989, and was in the development stage until August 1990. Garden Botanika markets cosmetic and personal care products which feature natural and herbal ingredients. These products are sold in a chain of Company-owned specialty retail stores. As of February 3, 1996, the Company operated 152 retail locations in 29 states.

     During fiscal 1994, the Company formed Garden Botanika Direct for the purpose of selling its products by mail order. Subsequent to February 3, 1996, Garden Botanika Direct was merged into Garden Botanika, Inc.

     On October 30, 1995, in order to establish its initial in-house research and development, quality control and manufacturing capabilities, the Company purchased the principal assets of Innovative Biosciences Corporation of Oceanside, California ("IBC"). IBC was in the business of formulating, manufacturing and selling personal care products, including a number of such products formulated and manufactured for the Company. The purchase price paid for IBC's principal assets was approximately $156,000, which was paid in cash and shares of the Company's Common Stock. The acquisition was accounted for as a purchase and the operations of IBC have been included in the consolidated results of operations beginning October 31, 1995. IBC's operations to date have not been a material part of the Company's operations.

     The Company has had active operations since August 1990 and, consequently, has only a limited operating history. The Company's future operations are subject to risks inherent in an emerging business. The principal risk factors relate to the need for additional capital to finance further expansion and the ability to obtain satisfactory expansion sites at terms favorable to the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Fiscal Year

     The Company's 52/53-week fiscal year ends on the Saturday nearest the end of January. Fiscal years 1991 and 1995 were 53-week years.

  Estimates and Assumptions

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the amounts of revenues and expenses reported during the period. Actual results could differ from those estimates.

  Cash and Cash Equivalents

     The Company considers all short-term investments with maturities of 90 days or less to be cash equivalents. Cash includes all depository accounts maintained at financial institutions, including amounts invested in money-market mutual funds. The Company estimates that the fair value of its financial instruments approximate their carrying value, and therefore no separate disclosure of fair value is made.

                             GARDEN BOTANIKA, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company's cash management system provides for the reimbursement of all major bank disbursement accounts on a daily basis. Checks issued but not presented for payment to the bank are reflected as checks drawn in excess of bank balances on the balance sheet.

  Inventory

     Inventory is recorded at the lower of weighted average cost or net realizable value.

  Property and Equipment

     Property and equipment are stated at cost and include the costs of acquiring new store leases and leasehold improvements. Depreciation of equipment under capital leases, furniture, and fixtures is provided using the straight-line method over estimated useful lives ranging from five to seven years. The costs of acquiring new store leases and the costs of leasehold improvements are capitalized and amortized over the shorter of the life of the lease or the useful lives of the assets. Leasehold acquisition costs capitalized in fiscal years 1993, 1994 and 1995 were $210,311, $569,085 and $754,411, respectively. Depreciation and amortization expense was $781,274, $1,389,225 and $2,985,767 for fiscal years 1993, 1994 and 1995, respectively.

     When a store is relocated, the unamortized cost of leasehold improvements at the original store is expensed in the period the lease for the new store is signed. Although the Company has not closed any stores to date, its policy in the event of a closure would be to record any loss on the closure in the period in which the decision to close the store is made.

  Preopening Expense

     Store preopening costs are expensed as incurred.

  Organization Costs

     Certain costs related to the organization and start-up of the business have been deferred, and are being amortized over five years. Amortization was $40,508 for each of fiscal years 1993 and 1994 and $29,891 for fiscal 1995.

  Deferred Rent

     The Company expenses rent on a straight-line basis over the life of the lease. During the initial years of a store lease, cash payments are typically less than the straight-line expense. The differential is recorded as deferred rent on the balance sheet.

  Income Taxes

     The Company accounts for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109. Accordingly, deferred taxes are provided to reflect temporary differences between financial and tax reporting. Deferred tax assets and liabilities are measured based on enacted tax laws and rates. Due to cumulative net operating losses, the Company has not paid federal income taxes since its inception.

  Pro Forma Earnings per Common and Common Share Equivalent

     For all periods presented, pro forma earnings per common and common share equivalent are based on the number of common and preferred shares and, in periods of profitability, share equivalents outstanding. Pro forma net loss per share amounts, giving effect to the assumed conversion of preferred shares to common and treating the preferred shares as if they were originally issued as common, more accurately reflect the Company's capitalization than do historical earnings per share. Accordingly, historical data is not included.

                             GARDEN BOTANIKA, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


     Common share equivalents used in the calculation of earnings per share include options to purchase common stock granted and outstanding under the Company's employee and director stock option plans. Common share equivalents are determined under the assumption that outstanding stock options are exercised at the beginning of the periods presented and the proceeds used to purchase stock at an assumed initial public offering price of approximately $16.00 per share. Pursuant to Securities and Exchange Commission Staff Accounting Bulletins, 18,432 common and common equivalent shares issued during the 12-month period prior to the initial public offering are included in the calculations as if they were outstanding for all periods presented (using the treasury stock method at the assumed public offering price).


3. INVENTORIES

     Inventories at fiscal year-end are composed of the following:

                                                                    1994           1995
                                                                 ----------     -----------
    Finished products held for sale............................  $4,410,704     $ 8,449,144
    Raw materials and components...............................   1,148,518       1,727,028
                                                                 ----------     -----------
                                                                 $5,559,222     $10,176,172
                                                                 ==========     ===========

4. LEASES

     The Company is obligated under noncancelable operating leases for its retail store outlets. Lease terms range from five to 12 years, with options to renew at varying terms. The leases generally provide for contingent payments based upon a percentage of sales. Contingent payments were $16,125, $133,708 and $184,163, and rent expense was $1,522,055, $2,816,046 and $5,683,091 for fiscal years 1993, 1994 and 1995, respectively.

     Future minimum rental payments under operating leases are:

FISCAL YEAR                                                                      AMOUNT
- -----------                                                                   ------------
  1996......................................................................  $  7,206,908
  1997......................................................................     7,385,257
  1998......................................................................     7,400,088
  1999......................................................................     7,500,985
  2000......................................................................     7,501,894
  Thereafter................................................................    28,888,993
                                                                               -----------
                                                                              $ 65,884,125
                                                                               ===========

5. LINE OF CREDIT

     At February 3, 1996, the Company operated under a $9,000,000 credit line provided by U.S. Bank of Washington, N.A. ("USBW"). This credit line includes a $5,000,000 revolving working capital facility, which expires on September 30, 1997 and bears interest at USBW's prime rate (currently 8.25%), as well as a $4,000,000 revolving bridge facility, which expires on September 30, 1996, and bears interest at prime plus 3.00% (currently 11.25%). Borrowings under the working capital facility are limited to 25% of eligible inventory during the months of January through March and to 50% of eligible inventory during the remainder of the year, while borrowings under the bridge facility and are not subject to limitation. At February 3, 1996, $2,540,000 was outstanding under the two facilities.

     Borrowings under the USBW credit line are secured by the assets of the Company. In addition, the Company is prohibited under the terms of the line from paying dividends or incurring additional indebtedness without USBW's prior written consent and is required to maintain minimum tangible net worth of $27,000,000 through June 29, 1996 and $32,000,000 thereafter, a maximum ratio of indebtedness to capital of 0.7:1 and

                             GARDEN BOTANIKA, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

working capital of at least $4,000,000. As of February 3, 1996, the Company was not in compliance with the working capital covenant; however, USBW has waived this violation, which could have been cured by borrowing under the bridge facility to repay a portion of the borrowings under the working capital facility.

     The Company did not incur interest expense in fiscal 1993. During fiscal years 1994 and 1995, the Company incurred interest expense of $14,738 and $82,113, respectively.

     Subsequent to the fiscal year-end, the Company had increased its borrowings under the USBW credit line to $6,023,000 by March 21, 1996. During this period, the Company exceeded the borrowing base limitation of the working capital facility. USBW has waived this violation and adjusted the borrowing base limitation in a manner expected to permit the Company to access the full $9,000,000 credit line through May 31, 1996. Until that date, the working capital facility will bear interest at USBW's prime rate plus 1.00%.

6. INCOME TAXES

     The components of the deferred tax accounts at February 3, 1996, assuming a 35% statutory tax rate, were as follows:

                                                                   1994            1995
                                                                -----------     -----------
    Net operating loss carryforward...........................  $ 1,614,000     $ 1,537,000
    Depreciation..............................................      523,000         764,000
    Inventory.................................................      219,000         315,000
    Deferred rent.............................................      193,000         369,000
    Reserves not currently deductible.........................      106,000         152,000
    Other.....................................................       11,000          (9,000)
    Valuation allowance.......................................   (2,666,000)     (3,128,000)
                                                                -----------     -----------
    Net deferred taxes........................................  $        --     $        --
                                                                ===========     ===========

     The Company has established a valuation allowance because the net deferred tax asset does not meet the recognition criteria established by SFAS No. 109. Deferred state taxes have not been disclosed, as amounts are not material.

     The Company's net operating loss carryforward begins to expire in 2005. Of the $1,537,000 carryforward benefit at February 3, 1996, $1,360,000 is subject to a limitation of $646,000. This limitation will increase by an additional $250,000 each year thereafter until the entire $1,360,000 has been realized or expires.

7. SHAREHOLDERS' EQUITY

  Common and Preferred Stock

     Subsequent to February 3, 1996, the Company's board of directors approved an approximate 1:7.87 reverse stock split. The accompanying financial statements have been adjusted to reflect this action.

     At February 3, 1996, the Company was authorized to issue 36,092,374 shares of Common Stock and 3,694,031 shares of Preferred Stock at a par value of $.01 each. The Company was authorized to issue four series of its Preferred Stock:
Series A Convertible Preferred, consisting of 1,282,959 shares; Series B Convertible Preferred, consisting of 1,627,200 shares; Series C Convertible Preferred, consisting of 508,464 shares, and Series D Convertible Preferred, consisting of 275,408 shares.

     Each share of Common and Preferred stock is entitled to one vote at shareholders' meetings. The holders of Series A, B, C and D Convertible Preferred are entitled to receive a liquidation preference of $7.87, $9.83, $19.67 and $23.60 per share, respectively, adjusted for stock splits, on liquidation of the Company's assets.

                             GARDEN BOTANIKA, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Each share of Series A, B, C and D Preferred is convertible to common on a one-for-one basis, adjusted for stock splits upon certain conditions, including an initial public offering of the Company's Common Stock.


     The Company has filed a Registration Statement with the Securities and Exchange Commission for an underwritten public offering of 2,700,000 shares of its Common Stock. Management intends to use the net proceeds of this offering, estimated at approximately $41,900,000 based on a mid-range offering price of $17.00 per share and assuming the 15% over-allotment option is not exercised, to finance the opening of additional stores, to repay outstanding bank debt and for other capital expenditures relating to expansion of the Company's operations, working capital and general corporate purposes. If the initial public offering is consummated as presently anticipated, (i) 3,694,031 outstanding shares of Convertible Preferred Stock will automatically convert into an equal number of shares of Common Stock; (ii) the various series of Convertible Preferred Stock will cease to exist; and (iii) 10,000,000 shares of a new class of Preferred Stock will be authorized. Pro forma shareholders' equity, as adjusted for these Preferred Stock contingencies, is disclosed in the accompanying balance sheet.


  Stock Options

     The Company has an approved stock option plan (the "Stock Option Plan") for employees, directors, consultants and independent contractors of the Company. The number of shares authorized for issuance under the Stock Option Plan was 398,217 at February 3, 1996. Under the terms of the Stock Option Plan, the exercise price of shares subject to incentive stock options will not be less than 100% of fair market value at the date of grant, while the exercise price of shares subject to nonqualified stock options may be greater than or less than fair market value. All options outstanding at February 3, 1996 vest on schedules of four to five years and terminate after ten years and two days. Transactions and balances relating to the Stock Option Plan during fiscal years 1993, 1994 and 1995 were as follows:

                                                                SHARES           PRICE
                                                                -------     ---------------
    Fiscal 1993
      Balance, January 30, 1993...............................   38,784          $7.87
      Granted.................................................   59,469          $9.83
                                                                --------
                                                                      -
      Balance, January 29, 1994...............................   98,253     $7.87 to $9.83
                                                                =========
    Fiscal 1994
      Granted.................................................   50,521          $9.83
      Exercised...............................................   (3,050)    $7.87 to $9.83
      Canceled................................................  (13,774)    $7.87 to $9.83
                                                                --------
                                                                      -
      Balance, January 28, 1995...............................  131,950     $7.87 to $9.83
                                                                =========
    Fiscal 1995
      Granted.................................................  145,210     $9.83 to $13.77
      Exercised...............................................   (2,342)    $7.87 to $9.83
      Canceled................................................   (6,237)    $7.87 to $13.77
                                                                --------
                                                                      -
      Balance, February 3, 1996...............................  268,581     $7.87 to $13.77
                                                                =========
      Options exercisable at February 3, 1996.................   55,386     $7.87 to $13.77
      Shares available for future grant.......................  124,245

     As part of the agreement for the October 30, 1995 purchase of IBC, one of the owners of IBC became Vice President -- Research and Product Development of the Company. In connection with his employment, this individual was granted options to purchase 25,424 shares of the Company's Common Stock at an exercise price of $1.97 per share (the "IBC Options"). In connection with issuance of these options, the Company recorded $300,000 of deferred compensation expense, which will be amortized over the five-year option

                             GARDEN BOTANIKA, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

vesting period. Any unexercised IBC Options will terminate after 10 years; at February 3, 1996, 1,538 of these options were exercisable.

     In connection with the grant to an officer of options to purchase 9,533 shares of Common Stock, the Company has agreed to pay, at the end of the five-year vesting period, the difference, if any, between the value of all options granted and Common Stock issued to the officer and $1,000,000, except that, if and to the extent the value of such options and Common Stock has exceeded $670,000 at any time during the option period, the Company's obligation shall be reduced. In fiscal 1995, the Company recorded a liability of $192,500 related to this agreement. The Company's payment obligation may be satisfied by accelerating existing options, granting additional options or making a cash payment. The Company has a similar obligation in the event of a change of control of the Company. In the event the officer is terminated without cause during the option period, he is entitled to vested options upon termination for shares having a value of $200,000 for each year or part of a year in which he worked for the Company.

     In addition to the Stock Option Plan described above, the Company's Board of Directors has adopted, subject to shareholder approval, a Directors' Nonqualified Stock Option Plan (the "Directors' Plan"). This plan provides for the automatic grant to each non-employee director of the Company of an option to purchase 1,271 shares of Common Stock upon election or appointment to the Board of Directors and thereafter at each annual meeting of the Board of Directors for so long as the individual continues to serve as a director of the Company. The exercise price of options granted under the Directors' Plan must equal the fair market value of the Common Stock on the date of grant. Options vest monthly over a one-year period. To date, no options have been granted under the Directors' Plan.

  Warrants

     In connection with the issuance of certain shares of Series B Convertible Preferred Stock, the Company's investment advisor received warrants to purchase 23,724 shares of common stock at $9.83 per share. These warrants expire in 1998.

  Adoption of Accounting Standards

     Financial Accounting Standards Board Statement No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," issued in October 1995 and effective for fiscal years beginning after December 15, 1995, encourages, but does not require, a fair value based method of accounting for employee stock options or similar equity instruments. SFAS 123 also allows an entity to continue to measure compensation cost under Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees," but requires pro forma disclosure of net income and earnings per share as if the fair value based method of accounting encouraged by SFAS 123 had been applied. The Company will adopt SFAS 123 in fiscal 1996. While the Company is still evaluating SFAS 123, it currently expects to continue to measure compensation cost under APB 25 and comply with the pro forma disclosure requirements. If the Company makes this election, SFAS 123 will have no impact on the Company's results of operations or financial position because its Stock Option Plan is a fixed plan, the options of which have no intrinsic value at the grant date under APB 25.

8. RELATED PARTY TRANSACTIONS

     Approximately 21%, 11% and 12% of merchandise purchases during fiscal years 1993, 1994 and 1995, respectively, were from a supplier whose president is a director of the Company.

                             GARDEN BOTANIKA, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

9. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                      (000 OMITTED)
                                      ----------------------------------------------
                                                                          PRO FORMA      PRO FORMA
                                                                           WEIGHTED      NET INCOME
                                                                           AVERAGE       (LOSS) PER
                                                                          COMMON AND     COMMON AND
                                                                NET         COMMON         COMMON
                                        NET        GROSS      INCOME      EQUIVALENT     EQUIVALENT
                                       SALES      MARGIN      (LOSS)        SHARES        SHARE(1)
                                      -------     -------     -------     ----------     ----------
Fiscal Year Ended January 29, 1994
  First quarter.....................  $ 1,930     $   689     $  (550)       1,581         $(0.35)
  Second quarter....................  $ 2,179     $   718     $  (622)       1,581         $(0.39)
  Third quarter.....................  $ 2,477     $   781     $  (928)       2,269         $(0.41)
  Fourth quarter....................  $ 5,983     $ 2,587     $  (254)       3,208         $(0.08)
Fiscal Year Ended January 28, 1995
  First quarter.....................  $ 3,955     $ 1,545     $  (665)       3,208         $(0.21)
  Second quarter....................  $ 4,521     $ 1,771     $  (616)       3,208         $(0.19)
  Third quarter.....................  $ 5,551     $ 2,178     $(1,168)       3,210         $(0.36)
  Fourth quarter....................  $13,483     $ 6,495     $ 1,062        3,274         $ 0.32
Fiscal Year Ended February 3, 1996
  First quarter.....................  $ 9,532     $ 4,084     $  (827)       3,706         $(0.22)
  Second quarter....................  $10,138     $ 4,212     $  (836)       3,707         $(0.23)
  Third quarter.....................  $10,671     $ 4,170     $(1,986)       3,707         $(0.54)
  Fourth quarter....................  $24,998     $11,425     $ 1,985        4,066         $ 0.49

- ---------------
(1) Interim per share amounts may not accumulate to annual amounts.

     The above quarterly financial data is unaudited; however, in the opinion of management, all adjustments, which are of a normal or recurring nature, necessary for fair presentation of the selected data for these interim periods have been included.

- ------------------------------------------------------
- ------------------------------------------------------

     No dealer, sales representative or any other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, any of the Selling Shareholders or any of the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy any securities offered hereby by any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date hereof.

                          ----------------------------

                               TABLE OF CONTENTS
                          ----------------------------

                                         Page
                                       ---------
Prospectus Summary...................      3
Risk Factors.........................      6
Use of Proceeds......................     12
Dividend Policy......................     12
Dilution.............................     13
Capitalization.......................     14
Selected Financial and Operating
  Data...............................     15
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................     16
Business.............................     24
Management...........................     37
Certain Transactions.................     44
Principal Shareholders...............     46
Description of Capital Stock.........     48
Shares Eligible for Future Sale......     51
Underwriting.........................     53
Legal Matters........................     54
Experts..............................     54
Additional Information...............     54
Index to Consolidated Financial
  Statements.........................    F-1

                          ----------------------------

     Until             , 1996 (25 days after the date of this Prospectus), all
dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters with respect to their unsold allotments or subscriptions.

- ------------------------------------------------------
- ------------------------------------------------------

- ------------------------------------------------------
- ------------------------------------------------------

                                2,700,000 SHARES
                                      LOGO
                                  COMMON STOCK
                            ------------------------

                                   PROSPECTUS

                            ------------------------

                             MONTGOMERY SECURITIES
                               ALEX. BROWN & SONS
                                  INCORPORATED
                                           , 1996

- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the issuance and distribution of the securities being registered. All the amounts shown are estimated, except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market(R) listing fee.

    Securities and Exchange Commission Registration Fee.......................  $ 16,060
    NASD Filing Fee...........................................................     5,158
    Nasdaq National Market(R) Listing Fee.....................................    37,252
    Blue Sky Fees and Expenses (includes fees and expenses of counsel)........    10,000
    Transfer Agent and Registrar Fees.........................................    10,000
    Accounting Fees and Expenses..............................................   200,000
    Legal Fees and Expenses...................................................   200,000
    Printing, Engraving and Delivery Expenses.................................   100,000
    Insurance Coverage Acquired for the Offering..............................   130,000
    Miscellaneous.............................................................    91,530
                                                                                --------
              Total...........................................................  $800,000
                                                                                ========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act (the "WBCA") authorize a corporation to indemnify its directors, officers, employees and agents against certain liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), provided they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation. The Registrant's Bylaws (Exhibit 3.4 hereto) require the Registrant to indemnify its officers and directors to the fullest extent permitted by Washington law.

     Section 23B.08.320 of the WBCA authorizes a corporation to limit or eliminate its directors' liability to the corporation or its shareholders for monetary damages for breaches of fiduciary duties, other than for (1) acts or omissions that involve intentional misconduct or a knowing violation of law, (2) improper declaration of dividends, or (3) transactions from which a director derives an improper personal benefit. The Registrant's Amended and Restated Articles of Incorporation (Exhibit 3.1 hereto) contain provisions limiting the liability of the directors to the Registrant and to its shareholders to the fullest extent permitted by Washington law.

     The above discussion, although complete in all material respects, is not intended to be exhaustive and is qualified in its entirety by the Registrant's Bylaws and Amended and Restated Articles of Incorporation.

     The Registrant intends to obtain officers' and directors' liability insurance on its directors and officers. In addition, the Underwriting Agreement (Exhibit 1.1 hereto) will contain provisions for the indemnification of, among others, controlling persons, directors and officers of the Registrant for certain liabilities.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     The numbers in this item give effect to an approximate 1:7.87 reverse stock split to be effected upon the effectiveness of this offering.

     1. From July 26, 1994 to April 18, 1996, the Registrant issued an aggregate of 5,392 shares of Common Stock to seven individuals upon the exercise of stock options granted pursuant to the Registrant's stock option plan. Such issuances were exempt from registration pursuant to Rule 701 under the Securities Act.

     2. From May 24, 1993 to September 20, 1993, the Registrant sold an aggregate of 1,627,200 shares of its Series B Convertible Preferred Stock for an aggregate offering price of $16,000,000 in private transactions exempt from registration pursuant to Rule 506 of Regulation D under Section 4(2) of the Securities Act. All 37 purchasers were accredited investors.

     3. From February 1, 1995 to March 13, 1995, the Registrant sold an aggregate of 508,464 shares of its Series C Convertible Preferred Stock for an aggregate offering price of $10,000,000 in private transactions exempt from registration pursuant to Rule 506 of Regulation D under Section 4(2) of the Securities Act. All 56 purchasers were accredited investors.

     4. On October 30, 1995, the Registrant sold 4,156 shares of Common Stock to John A. Garruto and Michelle B. Garruto, Trustees of the Garruto Family Trust 1994, at $31.47 per share, pursuant to the Asset Purchase and Sale Agreement among the Registrant, Innovative Biosciences Corporation and its shareholders. This transaction involved the acquisition of assets by the Registrant, the issuance of Common Stock and stock options to Mr. Garruto and the employment of Mr. Garruto by the Registrant. The transaction was exempt from registration pursuant to Section 4(2) of the Securities Act.

     5. From November 1, 1995 to December 8, 1995, the Registrant sold an aggregate of 275,408 shares of its Series D Convertible Preferred Stock for an aggregate offering price of $6,500,000 in private transactions exempt from registration pursuant to Rule 506 of Regulation D under Section 4(2) of the Securities Act. All 59 purchasers were accredited investors.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     a. Exhibits.


EXHIBIT
NUMBER                                           DESCRIPTION
- -------        --------------------------------------------------------------------------------
 1.1       --  Form of Underwriting Agreement.
 3.1       --  Sixth Restated Articles of Incorporation.
 3.2       --  Form of Seventh Restated Articles of Incorporation.
 3.3       --  Form of Eighth Restated Articles of Incorporation.
 3.4       --  Amended and Restated Bylaws.
 4.1       --  Specimen Common Stock Certificate.
 4.2       --  See Articles 4.2, 5 and 6 of Exhibit 3.1 and Articles 3 and 7 of Exhibit 3.4,
               which confirm some of the rights of holders of Common Stock.
 5.1       --  Opinion of Heller, Ehrman, White & McAuliffe.
10.1       --  Employment Agreement by and between Garden Botanika, Inc. (formerly known as
               American Body Care, Inc.) and Michael Luce, dated January 1, 1990.
10.2       --  Employment Agreement by and between Garden Botanika, Inc. and Jeffrey Mason, dated November 18, 1994.
10.3       --  Hardware Purchase and Software License Agreement by and between Garden Botanika,
               Inc. (formerly known as American Body Care, Inc.) and STS Systems, Ltd., dated
               June 22, 1990.
10.3A      --  Addendum 65 to Hardware Purchase and Software License Agreement by and between
               Garden Botanika, Inc. and STS Systems, Ltd., dated June 22, 1990.
10.4       --  Equipment Maintenance Agreement by and between Garden Botanika, Inc. (formerly known as American Body Care, Inc.) and STS Systems, Ltd., dated June 22, 1990.
10.5       --  Software Maintenance Agreement by and between Garden Botanika, Inc. (formerly known as American Body Care, Inc.) and STS Systems, Ltd., dated June 22, 1990.
10.6       --  Credit Agreement by and among U.S. Bank of Washington, National Association and
               Garden Botanika, Inc. and Garden Botanika Direct, Inc., dated November 30, 1995.

EXHIBIT
NUMBER                                           DESCRIPTION
- -------        --------------------------------------------------------------------------------
10.7       --  Revolving Note in the amount of $5,000,000 dated November 30, 1995 in favor of
               U.S. Bank of Washington, National Association.
10.8       --  Bridge Note in the amount of $4,000,000 dated November 30, 1995 in favor of U.S.
               Bank of Washington, National Association.
10.9       --  Security Agreement dated November 30, 1995 by and between Garden Botanika, Inc.
               and U.S. Bank of Washington, National Association.
10.10      --  Distribution Agreement by and between Garden Botanika, Inc. and Essential
               Amenities, Inc., dated November 2, 1995.
10.11      --  Corporate Headquarters lease agreement by and between Westpark "P" Limited
               Partnership and Garden Botanika, Inc., dated October 8, 1992, as amended.
10.12      --  Corporate Headquarters expansion lease agreement by and between Teachers
               Insurance & Annuity Association and Garden Botanika, Inc., dated September 27,
               1995.
10.13      --  Ontario Distribution Facility lease agreement by and between Grumet-Goodrich
               Corporation and Garden Botanika, Inc., dated December 16, 1992.
10.14      --  Fontana Distribution Facility lease agreement by and between the Tuffli Company and Garden Botanika, Inc., dated June 29, 1995.
10.15      --  Garden Botanika, Inc. 1992 Combined Incentive and Nonqualified Stock Option Plan
               (as amended through October 30, 1995).
10.16      --  Form of 1996 Directors' Nonqualified Stock Option Plan.
10.17      --  Stock Option Agreement and Payment Obligation by and between Garden Botanika,
               Inc. and Jeffrey Mason, dated January 4, 1995.
10.18      --  Option and Severance Agreement by and between Garden Botanika, Inc. and John
               Garruto, dated October 30, 1995.
10.19      --  Warrant to Purchase 1,740 Shares of Common Stock, dated September 20, 1993, held by DLJ First ESC L.L.C.
10.20      --  Warrant to Purchase 166 Shares of Common Stock, dated September 20, 1993, held by DLJ Capital Corporation.
10.21      --  Warrant to Purchase 21,817 Shares of Common Stock, dated September 20, 1993, held by DLJ Capital Corporation.
10.22      --  Asset Purchase and Sale Agreement by and among Garden Botanika, Inc., Innovative
               Biosciences Corporation and its Shareholders, dated September 19, 1995, as amended by Amendment Number 1 to Asset Purchase and Sale Agreement dated October
               30, 1995.
10.23      --  Amended and Restated Investors Rights Agreement, by and among certain Investors and Garden Botanika, Inc., dated November 1, 1995, as amended.
10.24      --  Standard Industrial Lease, between William D. Vogel and Garden Botanika, Inc., dated February 21, 1996.
10.25      --  Corporate Headquarters Expansion Lease Agreement by and between Persis
               Corporation and Garden Botanika, Inc., dated March 29, 1996.
10.26      --  U.S. Bank waiver letter, dated March 27, 1996.
10.27      --  U.S. Bank borrowing base amendment letter, dated April 11, 1996.
10.28      --  Letter of Understanding to Purchase By Garden Botanika from Momentis of System
               Development and Maintenance Services dated March 28, 1996.
23.1*      --  Consent of Independent Auditor.
24.1       --  Powers of Attorney.

EXHIBIT
NUMBER                                           DESCRIPTION
- -------        --------------------------------------------------------------------------------
99.1       --  Donaldson, Lufkin & Jenrette Securities Corporation question and answer materials and related documents.


- ------------------------------

* See page II-6.


     b. Financial Statement Schedules.


     All schedules have been omitted because the information is not required or is not applicable, or because the information required is included in the consolidated financial statements or the notes thereto.

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Pre-Effective Amendment No. 3 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redmond, State of Washington, on May 21, 1996.


                                          GARDEN BOTANIKA, INC.

                                          By: /s/ MICHAEL W. LUCE

                                            ------------------------------------
                                            Michael W. Luce
                                            President and Chief Executive
                                              Officer


     Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 3 to the registration statement has been signed by the following persons in the capacities indicated below on the 21st day of May, 1996.


                  SIGNATURE                                        TITLE
- ---------------------------------------------  ----------------------------------------------
            * JEFFREY H. BROTMAN                            Chairman of the Board
- ---------------------------------------------
             Jeffrey H. Brotman

               /s/ MICHAEL W. LUCE                  President, Chief Executive Officer and
- ---------------------------------------------                     Director
               Michael W. Luce                         (Principal Executive Officer)

            /s/ MYRON E. KIRKPATRICK           Vice President -- Finance and Chief Financial
- ---------------------------------------------                     Officer
            Myron E. Kirkpatrick                       (Principal Financial Officer)

             * DAMON H. BALL                                      Director
- ---------------------------------------------
               Damon H. Ball

            * DAVID A. EDERER                                     Director
- ---------------------------------------------
             David A. Ederer

            * GERALD R. GALLAGHER                                Director
- ---------------------------------------------
             Gerald R. Gallagher

          * WILLIAM B. RANDALL                                   Director
- ---------------------------------------------
             William B. Randall

              * DALE J. VOGEL                                    Director
- ---------------------------------------------
                Dale J. Vogel

     *By      /s/  MYRON E. KIRKPATRICK
- ---------------------------------------------
             As Attorney-In-Fact

                        CONSENT OF INDEPENDENT AUDITORS

As independent public accountants, we hereby consent to the use of our reports (and to all references to our Firm) included in or made a part of this registration statement.

ARTHUR ANDERSEN LLP

Seattle, Washington

May 20, 1996